SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
September 20, 2007
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑        Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983, and into the prospectus that forms a part of that registration statement.

Explanatory Note
     This 6-K contains the following exhibits, which are hereby incorporated by reference as Exhibits 1(i), 1(iii) and 5(i)(B), respectively, to our Registration Statement on Form F-3, Registration No. 333-145983.

Exhibit
No.	Description
1(i)	Form of Underwriting Agreement for the equity securities.

1(iii)	Form of Share Lending Agreement.

5(i)(B)	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

Exhibit 1(i) to Registration Statement
on Form F-3 (File No. 333-145983)
Qimonda AG
Registered no par value Ordinary Shares in the form of American Depositary Shares (each representing one Ordinary Share) or Ordinary Shares
UNDERWRITING AGREEMENT
September     , 2007
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
As Representatives of the Several Underwriters listed in Schedule A hereto,
c/o J.P. Morgan Securities Inc.
277 Park Avenue, 8th Floor,
New York, N.Y. 10172
Dear Sirs:
     1. 1. Introductory. Infineon Technologies AG, a stock corporation incorporated in the Federal Republic of Germany (“Germany”) and registered with the commercial register of the Local Court in Munich (the “Commercial Register”) under the number HRB 126492 (the “Selling Stockholder”) agrees with the Underwriters named in Schedule A hereto (the “Underwriters”) to sell, and the Underwriters severally agree to purchase, an aggregate of        registered no par-value ordinary shares (“Shares”) of Qimonda AG, a stock corporation incorporated in Germany and registered with the Commercial Register under the number HRB 152545 (the “Company”), less up to        Shares that it has agreed to lend in the form of ADSs (as defined below) to J.P. Morgan Securities Ltd. (“JPMSL”) pursuant to the American Depositary Share Lending Agreement dated as of the date hereof (the “Share Lending Agreement”) between the Selling Stockholder and JPMSL. JPMSL will notify the Representative (as defined below) prior to [ a.m. (NY time)] on the Closing Date of the total number of Shares that it intends to borrow in the form of ADSs from the Selling Stockholder under the Share Lending Agreement (the “Borrowed Shares”). J.P. Morgan Securities Inc., as agent for one of its affiliates (the “Hedge Seller”) agrees with the Underwriters to sell, and the Underwriters severally agree to purchase, the Borrowed Shares, subject to a simultaneous closing of the offer and sale of the Guaranteed Subordinated Exchangeable Notes of Infineon Technologies Investment B.V. (the “Notes”). The Borrowed Shares shall be deducted from         Shares to be sold hereunder by the Selling Stockholder only if the offering of the Notes closes simultaneously with the offering of Shares contemplated hereunder, and the resulting number of Shares to be sold by the Selling Stockholder hereunder shall be referred to as the “Selling Stockholder Shares.” The Selling Stockholder Shares and the Borrowed Shares (collectively, the “Firm Shares”) will be deposited by the Selling Shareholder with Citigroup Global Markets Deutschland AG & Co. KGAA, as custodian (the “Custodian”) and delivered in the form of American Depositary Shares to or for the account of Citibank, N.A., as depositary (the “Depositary”) against the issuance of ADSs (the “Firm ADSs”). The Firm Shares and the Firm ADSs are hereinafter together referred to as the “Secondary Securities”. Citigroup Global Markets Inc. (“Citi”), Credit Suisse Securities (USA) LLC (“Credit Suisse”) and J.P.Morgan Securities Inc. (“J.P.Morgan”) shall act as representatives (the “Representatives”) of the Underwriters. The Selling Stockholder also agrees to sell to the Underwriters, at the option of the Underwriters, an aggregate of not more than         additional Firm Shares (the “Optional Shares”) as set forth below. To the extent Optional Shares are sold to the Underwriters pursuant to such Option, such Optional Shares will be deposited by the Selling Stockholder with the Custodian and delivered in the form of ADSs (the “Optional ADSs”) by the Custodian to the Depositary. The Optional Shares and the Optional ADSs are hereinafter together referred to as the “Optional Securities”. The Secondary Securities and the Optional Securities are hereinafter together referred to as the “Offered Securities”. The ADSs and the Shares are hereinafter together referred to as the “Securities”.
     Each American Depositary Share (“ADS”) will represent one Share. The ADSs will be evidenced by American Depositary Receipts (“ADRs”) to be issued pursuant to the Deposit Agreement dated as of August 14, 2006 (“Deposit Agreement”), by and among the Company and the Depositary and the holders and beneficial owners, from time to time, of the ADSs and ADRs issued thereunder. Each reference herein to an ADR shall include the corresponding ADS, and vice versa. The Offered Securities will be offered in a public offering in the United States of America and in private placements to qualified investors in other jurisdictions (the “Offering”).
     The Company and the Selling Stockholder hereby agree with the Underwriters as follows:
     2. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the several Underwriters and the Hedge Seller that:
     (a) Filing of Registration Statement. The Company has filed with the Commission an “automatic shelf registration statement” as defined under Rule 405 under the Act on Form F-3 (No. 333–145983) covering the registration of the Offered Securities under the Act, including a related preliminary prospectus or prospectuses, not earlier than three years prior to the date hereof. Certain terms are defined at the end of this subsection. Such registration statement, and any post-effective amendment thereto, became effective on filing; and no stop order suspending the effectiveness of such registration statement or any part thereof has been issued and to the Company’s knowledge no proceeding for that purpose has been initiated or threatened by the Commission, and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act has been received by the Company (the base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Basic Prospectus”; any preliminary prospectus (including any preliminary prospectus supplement) relating to the Offered Securities filed with the Commission pursuant to Rule 424(b) under the Act is hereinafter called a “Preliminary Prospectus”; the various parts of such registration statement, including all exhibits thereto and including any prospectus supplement relating to the Offered Securities that is filed with the Commission and deemed by virtue of Rule 430B to be part of such registration statement, each as amended at the most recent time such part of the registration statement became effective, are hereinafter collectively called the “Registration Statement”; the Basic Prospectus, as amended and supplemented immediately prior to the Applicable Time (as defined in Section 2(a) hereof), is hereinafter called the “Pricing Prospectus”; the form of the final prospectus relating to the Offered Securities to be filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(a) hereof is hereinafter called the “Prospectus”; any reference herein to the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Act, as of the date thereof; any reference to any amendment or supplement to the Basic Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Offered Securities filed with the Commission pursuant to Rule 424(b) under the Act and any documents filed under the Exchange Act and incorporated therein, in each case after the date of the Basic Prospectus, such Preliminary Prospectus, or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement.
          For purposes of this Agreement:
          “Act” means the Securities Act of 1933, as amended.
          “Applicable Time” means     :00 [a/p]m (Eastern time) on the date of this Agreement.
          “Closing Date” has the meaning defined in Section 4 hereof.

          “Commission” means the Securities and Exchange Commission.
          “Effective Date” with respect to any part of the Registration Statement means the date of the Effective Time thereof.
          “Effective Time” with respect to any part of the Registration Statement means the date and time as of which such part of the Registration Statement became effective upon filing pursuant to Rule 462(e).
          “Exchange Act” means the Securities Exchange Act of 1934.
          “General Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being so specified in Schedule B to this Agreement.
          “Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Offered Securities in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).
          “Limited Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Issuer Free Writing Prospectus.
          A “Registration Statement” without reference to a time means such Registration Statement as of its Effective Time.
          “Rules and Regulations” means the rules and regulations of the Commission.
     Unless otherwise specified, a reference to a “rule” is to the indicated rule under the Act.
     (b) Compliance with Securities Act Requirements. (i) On the respective Effective Date for each part of the Registration Statement (for the avoidance of doubt such Effective Date shall be no later than the later of the Initial Closing Date and, if any, the Optional Closing Date), on the date of this Agreement, and on each Closing Date, the Registration Statement conformed and will conform in all respects to the requirements of the Act and the Rules and Regulations and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) on the date of this Agreement, and at the time of filing of the Prospectus pursuant to Rule 424(b), and on each Closing Date, the Prospectus will conform in all respects to the requirements of the Act and the Rules and Regulations and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The preceding sentence does not apply to statements in or omissions from any such document based upon written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 10(b) hereof, (iii) the documents incorporated by reference in the Pricing Prospectus and the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the Rules and Regulations, any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the Rules and Regulations; provided that no such documents were filed with the Commission since the Commission’s close of business on the business day (which term shall mean for this subsection (b)(iii) any day when the Commission’s office in Washington D.C. is open for business) immediately prior to the date of this Agreement and prior to the execution of this Agreement, except for such other documents as were delivered to you prior to the Applicable Time.
     (c) Filing and Effectiveness of Registration Statement in respect of the ADSs. (i) A registration statement on Form F-6 (No. 333-136068) in respect of the ADSs has been filed with the Commission and is effective pursuant to the Rules and Regulations (such registration statement, including all exhibits thereto being hereinafter referred to as the “ADS Registration Statement”), (ii) the ADS Registration Statement complies and, as amended or supplemented will comply in all material respects with the Act and the applicable Rules and Regulations, (iii) the ADS Registration Statement does not contain and, on each Closing Date and as amended or supplemented, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading, and (iv) no stop order suspending the effectiveness of the ADS Registration Statement has been issued and no proceeding for that purpose has been instituted or threatened by the Commission.
     (d) Ineligible Issuer Status. At the time of filing of the Registration Statement, at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Offered Securities, and at the date of this Agreement, the Company (i) was not and is not an “ineligible issuer,” as defined in Rule 405 and (ii) was not and, in the preceding three years, had not been the subject of a bankruptcy petition or insolvency or similar proceeding.
     (e) General Disclosure Package. As of the Applicable Time, neither (i) the General Use Issuer Free Writing Prospectus(es) issued at or prior to the Applicable Time and the Pricing Prospectus, dated September    , 2007, and the other information, if any, stated in Schedule B to this Agreement to be included in the General Disclosure Package, all considered together (collectively, the “General Disclosure Package”), nor (ii) any individual Limited Use Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Pricing Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 10(b) hereof.
     (f) Issuer Free Writing Prospectuses. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Securities or until any earlier date that the Company notified or notifies the Representatives as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in any part of the Registration Statement. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in any part of the Registration Statement or as a result of which such Issuer Free Writing Prospectus, if republished immediately following such event or development, would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (i) the Company has promptly notified or will promptly notify the Representatives and (ii) the Company has promptly amended or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.
     (g) Good Standing of the Company. The Company is a stock corporation (Aktiengesellschaft) duly registered with the Commercial Register in Munich, Germany, and is validly existing under the laws of Germany, has the corporate power and authority to own, lease and operate its property as described in the General Disclosure Package and the Prospectus and to conduct its business and is duly qualified to transact business and is in good standing (if applicable) under the laws of each jurisdiction in which it owns, leases or operates its properties or conducts its business so as to require such qualification, except to the extent that the failure to be so qualified would not individually or in the aggregate have a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole (“Material Adverse Effect”).
     (h) Subsidiaries. Each “significant subsidiary” of the Company (as such term is defined in Rule 1-02 of Regulation S-X) is listed on Schedule C (each such subsidiary a “Material Subsidiary” and, collectively, the “Material Subsidiaries”). Each Material Subsidiary has been duly incorporated and is existing and in good standing, if applicable, under the laws of the jurisdiction of its incorporation, with the corporate power and authority to own its properties and conduct its business as described in the General

Disclosure Package and the Prospectus; and each Material Subsidiary has been duly qualified to do business as a foreign corporation in good standing (if applicable) in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except to the extent that the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect; all of the issued and outstanding capital stock of each Material Subsidiary has been duly authorized and validly issued and is fully paid and nonassessable; and except as disclosed in the General Disclosure Package and the Prospectus, the capital stock of each Material Subsidiary, directly or through subsidiaries, is owned free from liens, encumbrances and defects.
     (i) Offered Securities. The Offered Securities and all other outstanding shares of capital stock of the Company have been duly authorized; the equity capitalization of the Company is as set forth in the General Disclosure Package and the Prospectus; all outstanding shares of capital stock of the Company, including the Offered Securities, have been validly issued and are fully paid, nonassessable and freely transferable and, when delivered and paid for in accordance with this Agreement on each closing date will be free of any third party rights, and conform to the description of the Offered Securities contained in the General Disclosure Package and the Prospectus; there are no preemptive rights of any existing shareholders in connection with the offer and sale of the Offered Securities; and none of the outstanding shares of capital stock of the Company have been issued in violation of any preemptive or similar rights of any security holder.
     (j) Finder’s Fee. Except as disclosed in the General Disclosure Package and the Prospectus, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with this offering.
     (k) Registration Rights. Except for any obligations indirectly arising out of the terms and conditions of the Notes, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to a Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Act (collectively, “registration rights”).
     (l) Listing. The Offered Securities have been approved for listing on the New York Stock Exchange.
     (m) Absence of Further Requirements. No consent, approval, authorization, or order of, or filing or registration with, any person (including any governmental agency or body or any court in the jurisdictions listed on Schedule D attached hereto) is required to be obtained or made by the Company for the consummation of the transactions contemplated by this Agreement in connection with the offering and sale of the Offered Securities by the Selling Stockholder, except such as have been obtained, or made and such as may be required under German or U.S. state securities or blue sky laws.
     (n) Title to Property. Except as disclosed in the General Disclosure Package and the Prospectus, and with such exceptions as would not have a Material Adverse Effect, the Company and its subsidiaries have good and marketable title to all real properties and all other properties and assets owned by them (other than Intellectual Property, with regard to which warranties are given by the Company pursuant to Section 2(t) hereof), in each case free from liens, charges, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them and, except as disclosed in the General Disclosure Package and the Prospectus, and with such exceptions as would not have a Material Adverse Effect, the Company and its subsidiaries hold any leased real or personal property under valid and enforceable leases with no terms or provisions that would materially interfere with the use made or to be made thereof by them.
     (o) Absence of Defaults and Conflicts Resulting from Transaction. The execution, delivery and performance of this Agreement and the offer and sale of the Offered Securities will not result in a breach or violation of any of the terms and provisions of, or constitute a default or a Debt Repayment Triggering Event (as defined below) under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (i) the charter or by-laws of the Company or any of its subsidiaries, (ii) any statute, rule, regulation of any governmental agency or body or any court, domestic or foreign, or, to the Company’s knowledge, any order of any U.S. or German governmental agency or body of court, in each case having jurisdiction over the Company or any of its subsidiaries or any of their properties, (iii) or any agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the properties of the Company or any of its subsidiaries is subject except, in the case of this clause (iii), where any such breach, violation, default or lien of any such agreement or instrument would not have a Material Adverse Effect; a “Debt Repayment Triggering Event” means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture, or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.
     (p) Absence of Existing Defaults and Conflicts. Neither the Company nor any of its Material Subsidiaries is in violation of its respective charter or by-laws nor is the Company or any of its subsidiaries in default (or with the giving of notice or lapse of time would be in default) under any existing obligation, agreement, covenant or condition contained in any indenture, loan agreement, mortgage, lease or other agreement or instrument to which any of them is a party or by which any of them is bound or to which any of the properties of any of them is subject, except such defaults that would not, individually or in the aggregate, have a Material Adverse Effect.
     (q) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.
     (r) Possession of Licenses and Permits. The Company and its subsidiaries possess, and are in compliance with the terms of, all certificates, authorizations, franchises, licenses (other than licenses relating to Intellectual Property with regard to which warranties are given pursuant to Section 2(t) below) and permits (“Licenses”) used in conducting its business as it is now conducted by them or proposed in the General Disclosure Package and the Prospectus to be conducted by them, except where a failure to possess or comply with the terms of any such License would not have a Material Adverse Effect, and have not received any notice of proceedings relating to the revocation or modification of any Licenses that, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect.
     (s) Absence of Labor Dispute. No labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent, that could reasonably be expected to have a Material Adverse Effect.
     (t) Possession of Intellectual Property. Except as set forth in the General Disclosure Package and the Prospectus and except as could not reasonably be expected to result in a Material Adverse Effect, the Company, directly or through its subsidiaries, has (subject to any conflicts or infringements covered exclusively by the next succeeding sentence) sufficient interests in or rights to use all patents, trademarks, service marks, trade names, copyrights, domain names, licenses, approvals, trade secrets, inventions, technology know-how, information, proprietary rights and processes (“Intellectual Property”) for the Company’s current business affairs (being the business of the Company and its subsidiaries taken as a whole) as described in the General Disclosure Package and the Prospectus. Except as disclosed in the General Disclosure Package and the Prospectus and except as could not reasonably be expected to result in a Material Adverse Effect, (i) to the Company’s knowledge, there are no rights of third parties to any of the Intellectual Property Rights owned by the Company or its subsidiaries, and (ii) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s or any subsidiary’s rights in or to, any of the Company’s Intellectual Property Rights, and the Company is unaware of any facts that would form a reasonable basis for any such claim, provided, however, that the representations made in each of (i) and (ii) are based on the evaluation the Company could reasonably conduct on the dates on which such representations were made. Except as disclosed in the General Disclosure Package and the Prospectus, neither the Company nor any of its Material Subsidiaries has received any written communications alleging that the Company or any of its subsidiaries has violated, infringed or conflicted with, or, by conducting its business as set forth in the General Disclosure Package and the Prospectus, would violate, infringe or conflict with, any of the Intellectual Property of any other person or entity other than any such as could not reasonably be expected, based on the evaluation the Company could reasonably conduct by the date on which the representation in this Section 2(t) is being made, to have a Material Adverse Effect. The Company and its subsidiaries have taken and will maintain reasonable measures to prevent the unauthorized dissemination or publication of their respective confidential information and, to the extent contractually required to do so, the confidential information of third parties in their possession, where the dissemination of such information could reasonably be expected to have a Material Adverse Effect.
     (u) Environmental Laws. Except as disclosed in the General Disclosure Package and the Prospectus, neither the Company nor any of its subsidiaries is in violation of any statute, any rule, regulation, decision or, to the Company’s knowledge, any order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “environmental laws”), owns or operates any real property contaminated with any substance that is subject to any environmental laws, is liable for any off-site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would individually or in the aggregate have a Material Adverse Effect; and the Company is not aware of any pending investigation which might lead to such a claim.
     (v) Accurate Disclosure. The statements in the General Disclosure Package and the Prospectus under the headings “Prospectus Summary-Our Carve-Out From Infineon”, “Risk Factors- Risks related to our operations-Some of our agreements with strategic partners, such as our Inotera Memories joint venture with Nanya, have restrictions on transfers of the shares of the ventures they create that could cause our ownership or equity interest in these ventures to revert to Infineon, if Infineon ceases to be our majority owner”, “Risk Factors-Risks related to our operations-Sanctions in the United States and other countries against us and other DRAM producers for anticompetitive practices in the DRAM industry and related civil litigation may have a direct or indirect material adverse effect on our operations”, “Risk Factors- Risks related to our operations- An unfavorable outcome in the pending securities litigation against Infineon or the incurrence of significant costs in the defense of this litigation may have a direct or indirect material adverse effect on our operations”, “Risk Factors- Risks related to our operations- We may not be able to protect our proprietary intellectual property or obtain rights to intellectual property of third parties needed to operate our business”, “Risk Factors- Risks related to our operations- We may be accused of infringing the intellectual property rights of others”, “Articles of Association”, “Related Party Transactions”, “Taxation”, “Description of American Depositary Shares”, “Shares Eligible for Future Sale”, “Our Business-Strategic Alliances and Agreements”, “Our Business-Intellectual Property” and “Our Business-Legal Matters”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings and present the information required by the applicable Rules and Regulations to be presented therein.
     (w) Statistical and Market-Related Data. Any third-party statistical and market-related data included in any part of the Registration Statement, including but not limited to the market reports referred to in the General Disclosure Package and the Prospectus under the heading “Presentation of Financial and Other Information”, are based on or derived from sources that the Company believes to be reliable and accurate.
     (x) Internal Controls and Compliance with the Sarbanes-Oxley Act. Except as set forth in the General Disclosure Package, (i) the Company, its subsidiaries and the Company’s Supervisory Board and Management Board are all in compliance with Sarbanes-Oxley (as defined below) and all applicable Exchange Rules (as defined below); (ii) The Company and each Material Subsidiary maintains a system of internal controls for themselves and their subsidiaries (collectively, “Internal Controls”) sufficient to provide reasonable assurances that (w) transactions are executed in accordance with their respective management’s general or specific authorizations, (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States and to maintain accountability for assets, (y) access to assets is permitted only in accordance with management’s general or specific authorization and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s system of Internal Controls complies with the Securities Laws (as defined below) and is overseen by the audit committee (the “Audit Committee”) of the Company’s Supervisory Board. The Company has not publicly disclosed or reported to the Audit Committee or the Supervisory Board, and within the next 135 days, the Company does not reasonably expect to publicly disclose or report to the Audit Committee or the Supervisory Board, a significant deficiency, material weakness, change in Internal Controls, or fraud involving management or other employees who have a significant role in Internal Controls (each, an “Internal Control Event”), or any violation of, or failure to comply with, the Securities Laws (as defined below). “Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the Act, the Exchange Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board (“PCAOB Rules” and “PCAOB,” respectively), and the rules of the New York Stock Exchange (“Exchange Rules”).
     (y) Absence of Accounting Issues. A member of the Audit Committee has confirmed to the Chief Executive Officer and Chief Financial Officer of the Company that, except as set forth in the General Disclosure Package and the Prospectus, the Audit Committee is not reviewing or investigating, and neither the Company’s independent auditors nor its internal auditors have recommended that the Audit Committee review or investigate, (i) adding to, deleting, changing the application of, or changing the Company’s disclosure with respect to, any of the Company’s material accounting policies; (ii) any matter which could result in a restatement of the Company’s financial statements and the schedules attached thereto for the annual or interim periods for which financial statements are included in the General Disclosure Package and the Prospectus; or (iii) any Internal Control Event.
     (z) Litigation. Except as disclosed in the General Disclosure Package and the Prospectus, there are no pending actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) against or affecting the Company, any of its subsidiaries or any of their respective properties that, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect, or would materially and adversely affect the ability of the Company to perform its obligations under this Agreement or which are otherwise material in the context of the sale of the Offered Securities; and no such actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) are, to the Company’s knowledge, threatened or contemplated.
     (aa) Financial Statements. The financial statements included in each part of the Registration Statement, the General Disclosure Package and the Prospectus present fairly the financial position of the Company, its consolidated subsidiaries, and Inotera Memories, Inc. (“Inotera”) as of the dates shown and their results of operations and cash flows for the periods shown, and, except as otherwise disclosed in the General Disclosure Package and the Prospectus, such financial statements have been prepared in conformity with the generally accepted accounting principles in the United States applied on a consistent basis except that, in the case of Inotera, such financial statements have been prepared in conformity with generally accepted accounting principles in the Republic of China.
     (bb) No Material Adverse Change in Business. Except as disclosed in the General Disclosure Package and the Prospectus, since September 30, 2006 (i) there has been no change, nor any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries, taken as a whole that is material and adverse to the Company and its subsidiaries, (ii) except as disclosed in or contemplated by the General Disclosure Package and the Prospectus, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock and (iii) except as disclosed in or contemplated by the General Disclosure Package and the Prospectus, there has been no material adverse change in the capital stock, short-term indebtedness, long-term indebtedness, net current assets or net assets of the Company and its subsidiaries.
     (cc) Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof as described in the General Disclosure Package and the Prospectus, will not be an “investment company” as defined in the Investment Company Act of 1940 (the “Investment Company Act”).
     (dd) Payments in Foreign Currency. Except as disclosed in the General Disclosure Package and the Prospectus, under current laws and regulations of Germany and any political subdivision thereof, all dividends and other distributions declared and payable on the Shares may be paid by the Company to the holder thereof in Euros that may be converted into foreign currency and freely transferred out of Germany and all such payments made to holders thereof or therein who are non-residents of Germany will not be subject to income, withholding or other taxes under laws and regulations of Germany or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in Germany or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in Germany or any political subdivision or taxing authority thereof or therein.
     (ee) Compliance with Anti-Bribery and Anti-Money Laundering Laws. Neither the Company nor any of its subsidiaries, nor any director or officer of the Company, nor, to the knowledge of the Company, any agent, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of (i) the FCPA or any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, or any other law, rule or regulation of similar purpose and scope, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company, its subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith, and (ii) laws and regulations imposing U.S. economic sanctions measures, including, but not limited to, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the United Nations Participation Act, and the Syria Accountability and Lebanese Sovereignty Act, all as amended, and any Executive Order, directive, or regulation pursuant to the authority of any of the foregoing, including the regulations of the United States Treasury Department set forth under 31 CFR, Subtitle B, Chapter V, as amended, or any orders or licenses issued thereunder. “FCPA” means Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency and any Executive order, directive, or regulation pursuant to the authority thereof, or any orders or licenses issued thereunder (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.
     (ff) Absence of Tax Issues. The Company and its subsidiaries have duly filed with the appropriate taxing authorities all U.S. federal, state, local and non-U.S. tax returns, reports and other information (“Tax Returns”) that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect); and, except as set forth in the General Disclosure Package and the Prospectus, the Company and its subsidiaries have paid all taxes (including any assessments, fines or penalties) required to be paid by them, except for any such taxes, assessments, fines or penalties currently being contested in good faith or as would not, individually or in the aggregate, have a Material Adverse Effect.
     (gg) Insurance Coverage. The Company and its subsidiaries are insured by insurers with appropriately rated claims paying abilities against such losses and risks and in such amounts as are prudent and customary for the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and, except as set forth in the General Disclosure Package and Prospectus, there are no claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; except as set forth in the General Disclosure Package and the Prospectus, neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for; neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as set forth in or contemplated in the General Disclosure Package and the Prospectus.
     (hh) Deposit Agreement and ADSs. The Deposit Agreement has been duly authorized, executed and delivered by the Company and, assuming the Depositary has satisfied those legal requirements that are applicable to it to the extent necessary to make the Deposit Agreement enforceable against it, under applicable U.S. law and German law constitutes a valid, binding and enforceable agreement of the Company, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium and other similar laws affecting the rights of creditors generally and the application of general equitable principles, and, assuming the accuracy and compliance with the representations, warranties and covenants made by the Company and the Selling Stockholder herein, upon issuance by the Depositary of ADRs evidencing ADSs against the deposit of Firm Shares or Optional Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement free and clear of all liens, encumbrances or claims; and the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof contained in the General Disclosure Package and the Prospectus.
     (ii) Absence of Manipulation. The Company has not taken, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of any of the securities of the Company, including the Offered Securities, except that no representation or warranty is made with respect to or in connection with any action taken by or on behalf of any Underwriter or any affiliate of any of them or any of their partners, members, directors, officers, employees or agents.
     (jj) Passive Foreign Investment Company. The Company was not a passive foreign investment company (“PFIC”) or a “controlled foreign corporation” as such terms are defined under section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for its taxable year ended September 30, 2006 and, based on the Company’s current and projected income, assets and activities, the Company does not expect to be classified as a PFIC for any subsequent taxable year.
     (kk) Personal Jurisdiction. The Company has validly and irrevocably submitted to the personal jurisdiction of any state or Federal court in the Borough of Manhattan, The City of New York, New York, and has validly and irrevocably waived any objection to the venue of a proceeding in any such court.
     (ll) Absence of Immunity from Jurisdiction. The Company and its subsidiaries have no immunity from jurisdiction of any court of (i) any jurisdiction in which they own or lease property or assets, (ii) the United States or the State of New York or (iii) Germany or any political subdivision thereof or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to themselves or their property and assets, or this Agreement, the Deposit Agreement or actions to enforce judgments in respect thereof.
     (mm) Contribution Agreements. The contribution agreement between the Company and the Selling Stockholder dated April 25, 2006 (the “Infineon Contribution Agreement”), and the contribution agreement between the Company and Infineon Technologies Holding B.V., a corporation incorporated in The Netherlands (“Holding”) dated May 4, 2006 (the “Holding Contribution Agreement, and together with the Infineon Contribution Agreement, the “Contribution Agreements”) are valid, legally binding and enforceable against the Company, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium and other similar laws affecting the rights of creditors generally and the application of general equitable principles. The Company has duly performed all of the obligations under each of the Contribution Agreements required to be performed by it as of the date on which the representation in this Section 2(mm) is being made.
     (nn) Foreign Assets Control. Neither the Company nor any of its subsidiaries nor any director or officer, of the Company, nor, to the knowledge of the Company, any agent, employee or affiliate of the Company or its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).
     (oo) (i) At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (iii) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the Act) made any offer relating to the Offered Securities in reliance on the exemption of Rule 163 under the Act, the Company was a “well-known seasoned issuer” as defined in Rule 405 under the Act.
     3. Representations and Warranties of the Selling Stockholder. The Selling Stockholder represents and warrants to, and agrees with, the Underwriters and the Hedge Seller that:
     (a) Good Standing. The Selling Stockholder is a stock corporation (Aktiengesellschaft) duly registered with the Commercial Register in Munich, Germany, and is duly organized and validly existing under the laws of Germany.
     (b) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Selling Stockholder.
     (c) Offered Securities. The Selling Stockholder has and on each Closing Date hereinafter mentioned will have valid and unencumbered title to the Firm Shares or Optional Shares to be delivered by the Selling Stockholder on such Closing Date and full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Firm Shares or Optional Shares to be delivered by the Selling Stockholder on such Closing Date hereunder, except for the Borrowed Shares on the Closing Date; and upon the delivery of the Offered Securities and payment for the Offered Securities (other than the Borrowed Shares) on each Closing Date hereunder the Depositary through the Custodian will, subject to the Deposit Agreement, acquire valid and unencumbered title to the Offered Securities to be delivered hereunder on such Closing Date. Upon the deposit of the Firm Shares or Optional Shares with the Depositary or the Custodian pursuant to the Deposit Agreement in accordance with the terms thereof against issuance of ADRs representing the ADSs, all right, title and interest in such Firm Shares or Optional Shares, subject to the Deposit Agreement and, in the case of the Borrowed Shares, the ADS Lending Agreement, will be transferred to the Depositary or its nominee, as the case may be, free and clear of all liens, encumbrances or claims, subject to the Deposit Agreement and, in the case of the Borrowed Shares, the ADS Lending Agreement; and upon delivery of the ADRs by the Selling Stockholder and the Hedge Seller hereunder and payment therefor pursuant hereto, good and valid title to such ADRs, free and clear of all liens, encumbrances, equities or adverse claims, will pass to the several Underwriters.

     (d) Compliance with Securities Act Requirements. (i) On the respective Effective Date for each part of the registration statement, on the date of this Agreement, and on each Closing Date, the Registration Statement conformed and will conform in all respects to the requirements of the Act and the Rules and Regulations and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) at the time of filing of the Prospectus pursuant to Rule 424(b) and on each Closing Date, the Prospectus will conform in all respects to the requirements of the Act and the Rules and Regulations and will not include any untrue statement of a material fact or omit to state any material fact with respect to such information required to be stated therein or necessary to make the statements therein not misleading. The preceding sentence does not apply to statements in or omissions from any such document based upon written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 10(b) hereof; (iii) the documents incorporated by reference in the Pricing Prospectus and the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the Rules and Regulations, any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the Rules and Regulations; provided that no such documents were filed with the Commission since the Commission’s close of business on the business day (which term shall mean for this subsection (d)(iii) any day when the Commission’s office in Washington D.C. is open for business) immediately prior to the date of this Agreement and prior to the execution of this Agreement, except for such other documents as were delivered to you prior to the Applicable Time.
     (e) General Disclosure Package. As of the Applicable Time, neither the General Disclosure Package nor any individual Limited Use Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact, required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Pricing Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 10(b) hereof.
     (f) Finder’s Fee. Except as disclosed in the General Disclosure Package and the Prospectus, there are no contracts, agreements or understandings between the Selling Stockholder and any person that would give rise to a valid claim against such Selling Stockholder or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with this Offering.
     (g) Absence of Defaults and Conflicts Resulting from Transaction. The execution, delivery and performance of this Agreement, and the offer or sale of the Offered Securities will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, any statute, any rule, regulation or, to the Selling Stockholder’s knowledge, any order of any German or U.S. governmental agency or body or any court having jurisdiction over the Selling Stockholder or any agreement or instrument to which the Selling Stockholder is a party or by which the Selling Stockholder is bound, or the charter or by-laws of the Selling Stockholder.
     (h) Infineon Contribution Agreement. The Infineon Contribution Agreement is valid, legally binding and enforceable against the Selling Stockholder except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium and other similar laws affecting the rights of creditors generally and the application of general equitable principles. The Selling Stockholder has duly performed all of its obligations under said contribution agreement required to be performed by it as of the date on which the representation in this Section 3(h) is being given. Except as disclosed in the General Disclosure Package and the Prospectus, all assets owned by the Selling Stockholder, including but not limited to the Intellectual Property, know how, fixed assets, current assets, contracts and personnel necessary to conduct the business, including research and development, of the Company and its Material Subsidiaries substantially as such business, including research and development, was conducted (directly or indirectly) by the Selling Stockholder prior to the contribution, have validly been transferred to the Company by way of the Infineon Contribution Agreement and due performance thereunder or, in case of Intellectual Property owned by the Selling Stockholder not transferred, the Company was granted a license pursuant to such contribution agreement, conferring to it materially the same position to use the Intellectual Property not transferred as the Selling Stockholder enjoyed prior to the contribution.
     (i) Absence of Stamp Duties and Transfer Taxes. No stamp or other issuance or transfer taxes or duties or similar taxes are payable in the United States or Germany by or on behalf of the Underwriters, the Company, or the purchasers of the Offered Securities to any taxing authority thereof or therein in connection with (i) the sale and delivery of Offered Securities by the Selling Stockholder, in accordance with the terms of this Agreement or (ii) the sale and delivery by the Underwriters of Offered Securities in accordance with the terms of this Agreement to purchasers thereof.
     (j) Issuance of ADRs Representing the Firm Shares. The Selling Stockholder has deposited, or will deposit on or prior to each Closing Date, the Firm Shares or the Optional Shares to be delivered on such Closing Date with the Custodian against the issuance, by the Depositary, of the ADRs evidencing the ADSs to be sold hereunder, acting through the Company as provided hereunder, with respect to the Selling Stockholder Shares or the Optional Shares, to the Underwriters, and with respect to the Borrowed Shares, to JPMSL, and has instructed or will instruct the Depositary to deliver the ADSs in respect of the Selling Stockholder Shares or the Optional Shares to the Underwriters against payment by the Underwriters therefor at such Closing Date.
     (k) Absence of Manipulation. The Selling Stockholder has not taken, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of any of the securities of the Company, including the Offered Securities, except that no representation or warranty is made with respect to or in connection with any action taken by or on behalf of any Underwriter or any affiliate of any of them or any of their partners, members, directors, officers, employees or agents.
     (l) Personal Jurisdiction. The Selling Stockholder has validly and irrevocably submitted to the personal jurisdiction of any state or Federal court in the Borough of Manhattan, The City of New York, New York, and has validly and irrevocably waived any objection to the venue of a proceeding in any such court.
     (m) Absence of Immunity to Jurisdiction. The Selling Stockholder and its subsidiaries have no immunity from jurisdiction of any court of (i) Portugal, the People’s Republic of China, the Republic of China (Taiwan), or Malaysia, (ii) the United States or the State of New York, or (iii) Germany or any political subdivision thereof or from any legal process in any of such jurisdictions (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to themselves or their property and assets, or this Agreement, or actions to enforce judgments in respect thereof.
     (n) Absence of Further Requirements. All consents, approvals, authorizations and orders necessary for the execution and delivery by the Selling Stockholder of this Agreement, for the sale and delivery to the Underwriters of the Offered Securities to be sold by the Selling Stockholder hereunder, in the form of ADSs or otherwise, and for the performance by the Selling Stockholder of its obligations hereunder have been obtained and are in full force and effect except such as may be required under German or U.S. state securities or blue sky laws; and the Selling Stockholder has full right, power and authority to enter into this Agreement to sell and deliver to the Underwriters the Offered Securities to be sold hereunder, in the form of ADSs or otherwise.
     (o) Holding Contribution Agreement. The Holding Contribution Agreement is valid, legally binding and enforceable against Holding except as may be limited by applicable bankruptcy, insolvency, moratorium and other similar laws affecting the rights of creditors generally and the application of general equitable principles. Holding has duly performed all of its obligations under said contribution agreement required to be performed by it as of the date on which the representation in this Section 3(o) is being given. Except as disclosed in the General Disclosure Package and the Prospectus, all assets owned by Holding, including but not limited to the Intellectual Property, know how, fixed assets, current assets, securities such as shares of stock or other equity interests, contracts and personnel necessary to conduct the business, including research and development, of the Company and its Material Subsidiaries substantially as such business, including research and development, was conducted (directly or indirectly) by Holding prior to the contribution, have validly been transferred to the Company by way of the Holding Contribution Agreement and due performance thereunder or, in case of Intellectual Property not transferred, the Company was granted a license pursuant to such contribution agreement, conferring to it materially the same position to use the Intellectual Property owned by Holding not transferred as Holding enjoyed prior to the contribution.
     (p) Compliance with Anti-Bribery and Anti-Money Laundering Laws. Neither the Selling Stockholder nor any of its subsidiaries, nor any director or officer of the Selling Stockholder, nor, to the knowledge of the Selling Stockholder, any agent, employee or affiliate of the Selling Stockholder or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of (i) the FCPA or any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, or any other law, rule or regulation of similar purpose and scope, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Selling Stockholder, its subsidiaries and, to the knowledge of the Selling Stockholder, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith, and (ii) laws and regulations imposing U.S. economic sanctions measures, including, but not limited to, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the United Nations Participation Act, and the Syria Accountability and Lebanese Sovereignty Act, all as amended, and any Executive Order, directive, or regulation pursuant to the authority of any of the foregoing, including the regulations of the United States Treasury Department set forth under 31 CFR, Subtitle B, Chapter V, as amended, or any orders or licenses issued thereunder. The operations of the Selling Stockholder and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency and any Executive order, directive, or regulation pursuant to the authority thereof, or any orders or licenses issued thereunder (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Selling Stockholder or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Selling Stockholder, threatened.
     (q) Foreign Assets Control. Neither the Selling Stockholder nor any of its subsidiaries nor any director or officer of the Selling Stockholder, nor to the knowledge of the Selling Stockholder, any employee, agent or affiliate of the Selling Stockholder or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Selling Stockholder will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC in a manner prohibited by any of such U.S. sanctions.
     (r) Inotera. Inotera has been duly incorporated and is existing and in good standing, if applicable, under the laws of Taiwan, with the corporate power and authority to own its properties and conduct its business as described in the General Disclosure Package and the Prospectus, and is duly qualified to do business as a foreign corporation in good standing (if applicable) in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except to the extent that the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect; all of the issued and outstanding capital stock of Inotera has been duly authorized and validly issued and is fully paid and nonassessable, and, except as disclosed in the General Disclosure Package and the Prospectus, the capital stock of Inotera that is owned by the Selling Stockholder is owned free from liens, encumbrances and defects in trust for the Company.
     4. Purchase, Sale and Delivery of the Offered Securities.
     (a) On the basis of the representations, warranties and agreements and subject to the terms and conditions set forth herein: (i)(x) the Selling Stockholder agrees to sell to each Underwriter and each Underwriter agrees to purchase from the Selling Stockholder, severally and not jointly, the respective number of Firm Shares set forth opposite the name of such Underwriter in Schedule E hereto under the column captioned “Number of Firm Shares to be Purchased from the Selling Stockholder”, less any Borrowed Shares (such Borrowed Shares to be deducted from the respective numbers set forth opposite the names of the respective Underwriters by the Representatives on a pro rata basis) at a purchase price of $ [   ] per Share (the “Offer Price Per Share”) less the sum of [   ]% of the Offer Price Per Share (the “Underwriting Commission Per Share”); the sum of the Offer Price Per Share less the Underwriting Commission Per Share shall be referred to herein as the “Net Purchase Price Per Share”; and (y) subject to the simultaneous closing of the Notes offering, the Hedge Seller agrees to sell to each Underwriter and each Underwriter agrees to purchase from the Hedge Seller, severally and not jointly, the respective number of Borrowed Shares allocated to it by the Representatives such that the sum of the Borrowed Shares and the Selling Stockholder Shares to be purchased by such Underwriter shall be equal to the number of Firm Shares set forth opposite the name of such Underwriter in Schedule E hereto under the column captioned “Number of Firm Shares to be Purchased from the Selling Stockholder”, at the Net Purchase Price Per Share, and (ii) the Selling Stockholder agrees to sell and the Underwriters agree to purchase from the Selling Stockholder, at the option of the Underwriters, severally and not jointly, not more than the aggregate number of Optional Shares set forth in Schedule E hereto in the column captioned “Number of Optional Shares to be Purchased from the Selling Stockholder if Over-Allotment Exercised in Full”, at the Net Purchase Price Per Share, it being understood that if any Optional Shares are sold, each Underwriter agrees to purchase that number of Optional Shares which bears the same proportion to the total number of Optional Shares as the proportion of the Firm Shares purchased by such Underwriter to the total number of Firm Shares purchased by all Underwriters, subject at all times to the Representatives’ right to make any necessary adjustments to prevent the sale or purchase of fractional shares. With respect to the Selling Stockholder Shares and as consideration for the purchase thereof, Citi as the settlement agent of the Underwriters (the “Settlement Agent”) will pay to the Selling Stockholder, on the First Closing Date, the sum total in U.S. dollars of the total number of the Selling Stockholder Shares purchased by the Underwriters multiplied by the Net Purchase Price Per Share, less any expenses payable but not yet paid by the Selling Stockholder to the Underwriters pursuant to, and evidenced as provided in, Section 6(B)(a) hereof (the “Aggregate Firm Selling Stockholder Net Proceeds Amount”). With respect to the Borrowed Shares and as consideration for the purchase thereof, the Settlement Agent will pay to the Hedge Seller, on the First Closing Date, the sum total in U.S. dollars of the total number of the Borrowed Shares purchased by the Underwriters multiplied by the Net Purchase Price Per Share (the “Aggregate Firm Hedge Seller Net Proceeds Amount”). With respect to the Optional Shares and as consideration for the purchase thereof, the Settlement Agent will pay to the Selling Stockholder, on each Optional Closing Date, the sum total in U.S. dollars of the total number of Optional Shares purchased on such Optional Closing Date multiplied by the Net Purchase Price Per Share (the “Aggregate Optional Net Proceeds Amount”).
     (b) Certificates in negotiable form for the Firm Shares to be sold hereunder have been placed in custody, for delivery under this Agreement and the Share Lending Agreement (unless this Agreement is terminated in accordance with Section 9, in which case the provisions contained therein shall apply). The Selling Stockholder agrees that the Selling Stockholder Shares represented by the certificates held in custody for the Selling Stockholder by the Custodian are subject to the interests of the Underwriters hereunder. The Custodian will credit the Selling Stockholder Shares to the Depositary, which will deliver ADSs in respect thereof to the Representatives for the accounts of the Underwriters against payment of the Aggregate Firm Selling Stockholder Net Proceeds Amount in Federal (same day) funds, by official bank checks or wire transfers to accounts at a bank acceptable to the Representatives drawn to the order of the Selling Stockholder at the First Closing Date. The certificates for the Firm Shares so to be delivered will be in definitive form, and shall be delivered to the Custodian on or prior to the First Closing Date, to enable delivery by the Representatives of the ADSs in respect of the Selling Stockholder Shares to the other Underwriters or to investors, as the case may be, by way of book-entry.
     (c) The Underwriters may exercise their option to purchase the Optional Shares against payment of the Aggregate Optional Net Proceeds Amount from time to time for a period of not more than 30 days after the date of the Prospectus by giving written notice to the Selling Stockholder. Such Optional Shares shall be purchased for the account of each Underwriter in the same proportion as the number of shares of Firm Shares set forth opposite such Underwriter’s name bears to the total number of shares of Firm Shares (subject to adjustment by the Representatives to eliminate fractions) and may be purchased by the Underwriters only for the purpose of covering over-allotments made in connection with the sale of the Firm Shares. No Optional Shares shall be sold or delivered unless the Firm Shares previously have been, or simultaneously are, sold and delivered. The right to purchase the Optional Shares, to the extent not previously exercised, may be surrendered and terminated at any time upon notice by the Representatives to the Selling Stockholder. The time for the payment of the Aggregate Optional Net Proceeds Amount against delivery of the Optional Shares, being herein referred to as an “Optional Closing Date”, which may be the First Closing Date (the First Closing Date and each Optional Closing Date, if any, being sometimes referred to as a “Closing Date”), shall be determined by the Representatives but shall be not later than five full business days after a written notice of election to purchase the Optional Shares is given. The Selling Stockholder will deliver the Optional Shares being purchased on each Optional Closing Date to or as instructed by the Representatives for the accounts of the several Underwriters in a form reasonably acceptable to the Representatives against payment of the Aggregate Optional Net Proceeds Amount in Federal (same day) funds by official bank check or checks or wire transfer to an account maintained by the Selling Stockholder at Citibank (London) on the Optional Closing Date. The Optional Shares being purchased on each Optional Closing Date will be in definitive form.
     5. Offering by Underwriters. It is understood that the Underwriters propose to offer the Offered Securities for sale to the public as set forth in the Prospectus.
     6. Certain Agreements. (A) The Company agrees with the several Underwriters and the Selling Stockholder that:
          (a) Additional filings. The Company will file the Prospectus, in a form approved by the Representatives, with the Commission pursuant to and in accordance with Rule 424(b) not later than the second business day following the execution and delivery of this Agreement. The Company will advise the Representatives promptly of any such filing pursuant to Rule 424(b) and provide satisfactory evidence to the Representatives of such timely filing.
          (b) Filing of Amendments; Response to Commission Requests. The Company will promptly advise the Representatives of any proposal to amend or supplement at any time the Registration Statement, the Basic Prospectus or the Prospectus and will not effect such amendment or supplementation without the Representatives’ consent which will not be unreasonably withheld or delayed; and the Company will also advise the Representatives promptly of (i) the effectiveness of any part of the Registration Statement (if its Effective Time is subsequent to the execution and delivery of this Agreement), (ii) any amendment or supplementation of the Basic Prospectus or the Prospectus, (iii) any request by the Commission or its staff for any amendment to any part of the Registration Statement, for any supplement to the Basic Prospectus or the Prospectus or for any additional information, (iv) the institution by the Commission of any stop order proceedings in respect of a part of the Registration Statement, or the threatening of any proceeding for that purpose, and (v) the receipt by the Company of any notification with respect to the suspension of the qualification of the Offered Securities in any jurisdiction or the institution or threatening of any proceedings for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof; if required by Rule 430B(h) under the Act, the Company will prepare a form of prospectus and, subject to the Representatives’ consent, which will not be unreasonably withheld or delayed, to file such form of prospectus pursuant to Rule 424(b) under the Act not later than may be required by Rule 424(b) under the Act; and to make no further amendment or supplement to such form of prospectus without the Representatives’ consent, which will not be unreasonably withheld or delayed.
          (c) Duty to Amend or Supplement the General Disclosure Package. If, at any time prior to the filing of the Prospectus pursuant to Rule 424(b), any event occurs as a result of which the General Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, the Company will (i) notify promptly the Representatives so that any use of the General Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the General Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to you in such quantities as you may reasonably request.
          (d) Duty to Amend or Supplement the Prospectus. If, at any time, when a prospectus relating to the Offered Securities is (or but for the exemption in Rule 172 would be) required to be delivered under the Act by any Underwriter or dealer, any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Registration Statement or supplement the Prospectus to comply with the Act, the Company will promptly notify the Representatives of such event and will promptly prepare and file with the Commission and furnish, at its own expense, to the Underwriters, upon request of the Representatives, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance. Neither the Representatives’ consent to, nor the Underwriters’ delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 8 hereof.
          (e) Availability of Earnings Statement. As soon as practicable, but not later than the Availability Date (as defined below), the Company will make generally available to its securityholders an earnings statement covering a period of at least 12 months beginning after the Effective Date of the Registration Statement (for the avoidance of doubt such Effective Date shall be the date of inclusion in the Registration Statement of the prospectus supplement covering the Offered Securities pursuant to Rule 430B(f)(1))which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act. For the purpose of the preceding sentence, “Availability Date” means the 45th day after the end of the fourth fiscal quarter following the fiscal quarter that includes such Effective Date, except that, if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the 90th day after the end of such fourth fiscal quarter.
          (f) Copies of Registration Statements and Prospectuses. The Company will furnish to the Representatives copies of the Registration Statement (of which three will be signed and will include all exhibits), the Basic Prospectus, the Preliminary Prospectus, and, so long as a prospectus relating to the Offered Securities is (or but for the exemption in Rule 172 would be) required to be delivered under the Act, the Prospectus and all amendments and supplements to such documents, in each case in such quantities as the Representatives request. The Prospectus shall be so furnished on or prior to 3:00 P.M., New York time, if practicable, on the business day following the execution and delivery of this Agreement. All other documents shall be so furnished as soon as available. The Company will pay the expenses of printing and distributing to the Underwriters all such documents.
          (g) Qualification of Offered Securities. The Company will arrange for the qualification of the Offered Securities for sale under the laws of such jurisdictions as the Representatives reasonably request and will continue such qualifications in effect so long as required for the distribution; provided that in no event shall the Company be obligated to (i) qualify to do business in any jurisdiction where it is not now so qualified, (ii) to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Offered Securities, in any jurisdiction where it is not now so subject, (iii) subject itself to taxation in any such jurisdiction or (iv) qualify the Offered Securities for sale pursuant to a public offering other than in the United States.

          (h) Annual Report to Stockholders. During the period of five years hereafter, the Company will furnish to the Representatives and, upon request, to each of the other Underwriters, as soon as practicable after the end of each fiscal year, a copy of its annual report to stockholders for such year; and the Company will furnish to the Representatives (i) as soon as available, a copy of each report and any definitive proxy statement of the Company filed with the Commission under the Exchange Act or mailed to stockholders, and (ii) from time to time, such other information concerning the Company as the Representatives may reasonably request. However, so long as the Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), it is not required to furnish such reports or statements to the Underwriters.
          (i) Absence of Manipulation. The Company will not take, directly or indirectly, any action designed to or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of any securities of the Company, including the Offered Securities, except that no representation, warranty or agreement is made with respect to or in connection with any action taken by or on behalf of any Underwriter or any affiliate of any of them or any of their partners, members, directors, officers, employees or agents to facilitate the sale or resale of the Offered Securities.
          (j) Stamp and Other Taxes. The Company will indemnify and hold harmless the Underwriters against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Offered Securities and on the execution and delivery of this Agreement. All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.
          (k) Lock-Up Period. For the period specified below (the “Lock-Up Period”), the Company will not without the prior written consent of the Representatives, directly or indirectly, take any of the following actions with respect to its Securities, or any securities convertible into or exchangeable or exercisable for any of its Securities (“Lock-Up Securities”): (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of Lock-Up Securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Lock-Up Securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of Lock-Up Securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Lock-Up Securities within the meaning of Section 16 of the Exchange Act or (v) file with the Commission a registration statement or a prospectus under Rule 430B under the Act relating to Lock-Up Securities, or publicly disclose the intention to take any such action. The Lock-Up Period will commence on the date hereof and expire on the day that is 60 days from the day hereof or such earlier date that the Representatives consent to in writing. The above shall not apply to (i) the registration statement filed in respect of exchanges of the Notes, (ii) the issuance by the Company of shares or options pursuant to the plans described in the Prospectus under “Management — Employee Stock Option and Employee Share Purchase Programs” or warrants or the conversion of a security outstanding on the date hereof which the Underwriters have been advised in writing; (iii) securities issued as consideration in connection with strategic acquisition, investment or alliance to be entered into by the Company or any of its affiliates; and (iv) any securities issued in the course of an increase in capital of the Company against contributions of assets (other than current assets); provided, in the cases of clauses (iii) and (iv), that the transferee agrees in writing to be bound by the terms of this subsection 6(A)(k).
          (l) The Company will pay the required Commission filing fees relating to the Offered Securities within the time required by Rule 456(b)(l) under the Act and otherwise in accordance with Rules 456(b) and 457(r) under the Act.
     (B) Certain Agreements of the Selling Stockholder. The Selling Stockholder agrees with the Underwriters and the Company that:

          (a) Expenses of the Selling Stockholders. The Selling Stockholder will pay all expenses incident to the performance of the obligations of the Selling Stockholder and the Company under this Agreement, including but not limited to (A) any filing fees and other expenses incurred in connection with qualification of the Offered Securities for sale under the state securities or “blue sky” laws of such jurisdictions in the United States as the Representatives reasonably request (including those reasonable fees and disbursements of counsel to the Underwriters incurred in connection with such qualifications) and the preparation and printing of memoranda relating thereto, (B) costs and expenses related to the review by the National Association of Securities Dealers, Inc. of the Offered Securities (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such review), (C) the Company’s costs and expenses relating to investor presentations or any “road show” in connection with the offering and sale of the Offered Securities including, without limitation, any travel expenses of the Company’s officers and employees and any other expenses of the Company including the chartering of airplanes, (D) expenses incurred in distributing preliminary prospectuses and the Prospectus (including any amendments and supplements thereto) to the Underwriters, (E) expenses incurred in relation to the listing of the Offered Securities on the New York Stock Exchange and (F) expenses incurred for preparing, printing and distributing any Issuer Free Writing Prospectuses to investors or prospective investors. In addition to the foregoing, the Selling Stockholder will pay the Representatives of behalf of the Underwriters on the First Closing Date reasonable legal and out-of-pocket expenses incurred by the Underwriters (up to an aggregate amount of $500,000, exclusive of Value Added Tax or similar taxes, if such tax or taxes are applicable).
          (b) Stamp and Other Taxes. The Selling Stockholder will pay any documentary, stamp or similar issue tax, including any interest and penalties, on the sale of the Secondary Shares and the Optional Shares and arising as a result of its execution and delivery of this Agreement. All payments to be made by the Selling Stockholder hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Selling Stockholder is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Selling Stockholder shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.
          (c) Lock-Up Period. During the Lock-Up Period, the Selling Stockholder will not, without the prior written consent of the Representatives, directly or indirectly, take any of the following actions with respect to the Lock-Up Securities; (i) offer, sell, contract to sell or pledge Lock-Up Securities or (ii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Lock-Up Securities. The Lock-Up Period will commence on the date hereof and expire on such date as set forth in subsection 6(A)(k) or such earlier date that the Representatives consent to in writing. The above shall not apply to (i) the Offered Securities to be sold hereunder; (ii) the Notes issued in a simultaneous offering, (iii) the Borrowed Shares transferred pursuant to the Share Lending Agreement, (iv) transfers of Securities effected within the Selling Stockholder’s group of companies; and (v) transactions between the Selling Stockholder and the Company in relation to the funding of options granted to directors or employees of the Company or any of its affiliates; in the case of each of clause (iv) and (v), the transferee agrees in writing to be bound by the terms of this subsection 6(B)(c).
          (d) Use of Proceeds. Except as disclosed in the General Disclosure Package and the Prospectus, the Selling Stockholder does not intend to use any of the proceeds from the sale of the Offered Securities hereunder to repay any outstanding debt owed to any affiliate of any Underwriter.
          (e) Stabilization. The Selling Stockholder will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Offered Securities.

          (f) Deposit of the Firm Shares. The Selling Stockholder shall, prior to the First Closing Date, deposit the Secondary Shares underlying the ADSs to be sold hereunder with the Depositary in accordance with the terms of the Deposit Agreement.
     7. Free Writing Prospectuses. The Company represents and agrees that, unless it obtains the prior consent of the Representatives, not to be unreasonably withheld, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Representatives, it has not made and will not make any offer relating to the Offered Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to by the Company and the Representatives is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping. The Company represents that it has satisfied and agrees that it will satisfy the conditions in Rule 433 able to be satisfied on its part to avoid a requirement to file with the Commission any electronic road show; provided, however, that no such representation or agreement is made with respect to any action or failure to act by or on behalf of any Underwriter.
     8. Conditions of the Obligations of the Underwriters. The obligations of the several Underwriters to purchase and pay for the Firm Shares on the First Closing Date and the Optional Shares to be purchased on each Optional Closing Date will be subject to the accuracy of the representations and warranties of the Company and the Selling Stockholder herein (as though made on such Closing Date), to the accuracy of the statements of the officers of the Company and the Selling Stockholder made in the respective Officer’s Certificate issued by such officers, to the performance by the Company and the Selling Stockholder of their obligations hereunder and to the following additional conditions precedent (as applicable):
          (a) Accountants’ Comfort Letter. The Representatives shall have received a letter, dated such Closing Date and addressed to the Underwriters and the Hedge Seller, of KPMG confirming that it is a registered public accounting firm and independent public accountants within the meaning of the Securities Laws and substantially in the form of Exhibit A hereto (except that the specified date referred to in Exhibit A hereto shall be a date no more than three days prior to such Closing Date).
          (b) Filings. The Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) hereof; prior to such Closing Date, no stop order suspending the effectiveness of a Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Company or the Representatives, shall be contemplated by the Commission and no notice of objection to the use of the Registration Statement pursuant to Rule 401(g)(2) under the Act shall have been received.
          (c) No Material Adverse Change. Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole which, in the judgment of the majority in interest of the Underwriters including the Representatives is material and adverse and makes it impractical or inadvisable to market the Offered Securities; (ii) any downgrading in the rating, if any, of debt securities of the Company by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g)), or any public announcement that any such organization has under surveillance or review its rating of any debt securities of the Company (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating); (iii) any change in either U.S. or German or international financial, political or economic conditions or currency exchange rates or exchange controls the effect of which is such as to make it, in the judgment of the majority in interest of the Underwriters, including the Representatives, impractical to market or enforce contracts for the sale of the Offered Securities, whether in the primary market or in respect of dealings in the secondary market; (iv) any suspension or material limitation of trading in securities generally on the New York Stock

Exchange, or any setting of minimum or maximum prices for trading on such exchange; (v) or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (vi) any banking moratorium declared by any U.S. federal or New York or German authorities; (vii) any major disruption of settlements of securities, payment, or clearance services in the United States or Germany or (viii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or Germany, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of the majority in interest of the Underwriters including the Representatives, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it impractical or inadvisable to market the Offered Securities or to enforce contracts for the sale of the Offered Securities.
          (d) Opinion and Disclosure Letter of U.S. Counsel for Company and the Selling Stockholder. The Representatives shall have received an opinion and a disclosure letter, each dated the First Closing Date and addressed to the Underwriters and the Hedge Seller, of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel for the Company and the Selling Stockholders, in the respective forms of Exhibit B and Exhibit C hereto.
          (e) Opinion of German Counsel for Company and the Selling Stockholder. The Representatives shall have received an opinion dated the First Closing Date and addressed to the Underwriters and the Hedge Seller, of Cleary Gottlieb Steen & Hamilton LLP, German counsel for the Company and the Selling Stockholder, in the form of Exhibit D hereto.
          (f) Opinion of In-House Counsel for the Company. The Representatives shall have received an opinion dated the First Closing Date and addressed to the Underwriters and the Hedge Seller of the in-house legal department of the Company in the form of Exhibit E hereto.
          (g) Opinion of In-House Counsel for the Selling Stockholder. The Representatives shall have received an opinion dated the First Closing Date and addressed to the Underwriters and the Hedge Seller of the in-house legal department of the Selling Stockholder in the form of Exhibit F hereto.
          (i) Opinion and Disclosure Letter of U.S. Counsel for Underwriters. The Representatives shall have received from Shearman & Sterling LLP, U.S. counsel for the Underwriters, such disclosure letter, opinion or opinions, each dated the First Closing Date and addressed to the Underwriters and the Hedge Seller, with respect to such matters as the Representatives may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.
          (j) Opinion of German Counsel for Underwriters. The Representatives shall have received from Shearman & Sterling LLP, German counsel for the Underwriters, such opinion or opinions, dated the First Closing Date and addressed to the Underwriters and the Hedge Seller, with respect to such matters as the Representatives may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.
          (k) (1) Officer’s Certificate of the Company. The Representatives shall have received a certificate, dated such Closing Date, of an executive officer of the Company and a principal financial or accounting officer of the Company in which such officers shall state that: the representations and warranties of the Company in this Agreement are true and correct; the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date; no stop order suspending the effectiveness of any part of the Registration Statement has been issued and no proceedings for that purpose have been instituted or, to their knowledge (based solely on a telephonic confirmation of a representative of the Commission), are contemplated by the Commission and no notice of objection to the use of the Registration Statement pursuant to Rule 401(g)(2) under the Act shall have been received; and, subsequent to the dates of the most recent financial statements in the General Disclosure Package and the Prospectus, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole except as set forth in the General Disclosure Package and the Prospectus or as described in such certificate.
          (2) Officer’s Certificate of the Selling Stockholder. The Representatives shall have received a certificate, dated such Closing Date, of an executive officer of the Selling Stockholder and a principal financial or accounting officer of the Selling Stockholder in which such officers shall state that: the representations and warranties of the Selling Stockholder in this Agreement are true and correct; and the Selling Stockholder has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date.
          (l) Delivery of the Firm Shares. The Selling Stockholder shall have transferred the Selling Stockholder Shares or Optional Shares, and the Hedge Seller shall have transferred the Borrowed Shares, to be sold in accordance with Section 4 above.
               The Company and the Selling Stockholder will furnish the Representatives with such conformed copies of such opinions, certificates, letters and documents as the Representatives reasonably request. The Representatives may in their sole discretion waive on behalf of the Underwriters compliance with any conditions to the obligations of the Underwriters hereunder, whether in respect of the First Closing Date, an Optional Closing Date or otherwise.
          9. Termination. The Representatives may at their option and in their sole discretion on behalf of the several Underwriters terminate this Agreement on or prior to the First Closing Date if any of the conditions referred set forth in Section 8 hereof has not been satisfied on the First Closing Date (such failure to satisfy any of the conditions set forth in Section 8 hereof shall constitute a “Termination Event”), it being understood that before the Representatives terminate this Agreement pursuant to Section 8(c) hereof, they shall notify the Company and the Selling Stockholder, if practicable in the sole discretion of the Representatives, of their decision to terminate this Agreement pursuant to Section 8(c). If the Company or the Selling Stockholder determines that any of the conditions precedent described in Section 8 hereof is not or not any more fulfilled at any time after execution of this Agreement and prior to the First Closing Date, or that a material adverse change pursuant to Section 8(c) has occurred, it shall notify the Representatives of such circumstances without undue delay. Any termination of this Agreement shall not affect the obligations of the Company and the Selling Stockholder to indemnify the Underwriters or to contribute to their losses pursuant to Section 10 and to pay costs and expenses pursuant to Section 6.
          10. Indemnification and Contribution.
     (a) Indemnification of Underwriters by the Company and the Selling Stockholder. The Company and the Selling Stockholder will indemnify and hold harmless each Underwriter and the Hedge Seller, and their respective partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls such Underwriter or the Hedge Seller, as the case may be, within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, an “Indemnified Party”), against any and all losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of any Registration Statement at any time, the Preliminary Prospectus as of any time, the Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever, whether threatened or commenced, under the Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, whether or not such Indemnified Party is party thereto, insofar as such losses, claims, damages, liabilities or actions in respect thereof arise of or based upon any untrue statement or alleged untrue statement or alleged untrue statement of any material fact contained in any part of any Registration Statement at any time, the Preliminary Prospectus as of any time, the Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and in connection with the enforcement of this provision, with respect to any of the above, as such expenses are incurred; provided, however, that the Company and each Selling Stockholder will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (b) below.
     (b) Indemnification of the Company and the Selling Stockholder by the Underwriters. Each Underwriter will severally and not jointly indemnify and hold harmless the Company, the Selling Stockholder, each of their directors and each of their officers who signs a Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, an “Underwriter Indemnified Party”), against any losses, claims, damages or liabilities to which such Underwriter Indemnified Party may become subject, under the Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of any Registration Statement at any time, the Preliminary Prospectus as of any time, the Prospectus, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or the alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by such Underwriter Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Underwriter Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission as such expenses are incurred, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Prospectus furnished on behalf of each Underwriter: the discounts, concession and reallowance figures appearing in the eleventh paragraph under the caption “Underwriting”, the information on stabilization contained in the thirteenth to fifteenth paragraphs under the caption “Underwriting”, the information on discretionary sales contained in the sixteenth paragraph under the caption “Underwriting”, and the information on allocations to on-line accounts contained in the eighteenth paragraph under the caption “Underwriting”.
     (c) Actions against Parties; Notification. Promptly after receipt by an Indemnified Party or Underwriter Indemnified Party under this Section or Section 12 of notice of the commencement of any action, such Indemnified Party or Underwriter Indemnified Party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above or Section 12, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a) or (b) above or Section 12 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an Indemnified Party or Underwriter Indemnified Party otherwise than under subsection (a) or (b) above or Section 12. In case any such action is brought against any Indemnified Party or Underwriter Indemnified Party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such Indemnified Party or Underwriter Indemnified Party (who shall not, except with the consent of the Indemnified Party or Underwriter Indemnified Party, be counsel to the indemnifying party), and after notice from the indemnifying party to such Indemnified Party or Underwriter Indemnified Party of its election so to assume the defense thereof, the indemnifying party will not be liable to such Indemnified Party or Underwriter Indemnified Party under this Section or Section 12 for any legal or other expenses subsequently incurred by such Indemnified Party or Underwriter Indemnified Party in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the prior written consent of the Indemnified Party or the Underwriter Indemnified Party, effect any settlement of any pending or threatened action in respect of which any Indemnified Party or Underwriter Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party or Underwriter Indemnified Party unless such settlement (i) includes an unconditional release of such Indemnified Party or Underwriter Indemnified Party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an Indemnified Party.
     (d) Contribution. If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an Indemnified Party or Underwriter Indemnified Party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such Indemnified Party or Underwriter Indemnified Party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative fault of the Company and the Selling Stockholder on the one hand and the Underwriters and the Hedge Seller on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the Selling Stockholder or the Underwriters or the Hedge Seller and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an Indemnified Party or Underwriter Indemnified Party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party or Underwriter Indemnified Party in connection with investigating or defending any action or claim which is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint. The Company, the Selling Stockholder and the Underwriters and the Hedge Seller agree that it would not be just and equitable if contribution pursuant to this Section 11(d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 11(d).
     (e) Control Persons. The obligations of the Company and the Selling Stockholder under this Section or Section 12 shall be in addition to any liability which the Company and the Selling Stockholder may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter or the Hedge Seller within the meaning of the Act; and the obligations of the Underwriters under this Section shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each director of the Company and the Selling Stockholder, to each officer of the Company and the Selling Stockholder who has signed any part of the Registration Statement and to each person, if any, who controls the Company and the Selling Stockholders within the meaning of the Act.
     (f) Claims against the Company and the Selling Stockholder. In making a claim for indemnification or contribution under this Section 10 against the Company or the Selling Stockholder, the Indemnified Parties may proceed against either (1) the Company and the Selling Stockholder jointly or (2) the Company only, but may not proceed solely against the Selling Stockholder. In the event that the Indemnified Parties are entitled to seek indemnity or contribution hereunder against any loss, liability, claim, damage and expense to which this paragraph applies then, as a precondition to any indemnified party obtaining indemnification or contribution from the Selling Stockholder, the Indemnified Parties shall first obtain a final judgment from a trial court that such Indemnified Parties are entitled to indemnity or contribution under this Agreement from the Company and the Selling Stockholder with respect to such loss, liability, claim, damage or expense (the “Final Judgment”) and shall seek to satisfy such Final Judgment in full from the Company by making a written demand upon the Company for such satisfaction. Only in the event such Final Judgment shall remain unsatisfied in whole or in part 45 days following the date of receipt by the Company of such demand shall any Indemnified Party have the right to take action to satisfy such Final Judgment by making demand directly on the Selling Stockholder (but only if and to the extent the Company has not already satisfied such Final Judgment, whether by settlement, release or otherwise). The Indemnified Parties may exercise this right to first seek to obtain payment from the Company and thereafter obtain payment from the Selling Stockholder without regard to the pursuit by any party of its rights to the appeal of such Final Judgment. The Indemnified Parties shall, however, be relieved of their obligation to first obtain a Final Judgment, to seek to obtain payment from the Company with respect to such Final Judgment or, having sought such payment, to wait such 45 days after failure by the Company to immediately satisfy any such Final Judgment if (A) the Company files a petition for relief under the United Sates Bankruptcy Code (the “Bankruptcy Code”) or the bankruptcy laws of Germany, (B) an order for relief is entered against the Company in an involuntary case under the Bankruptcy Code or the bankruptcy laws of Germany , (C) the Company makes an assignment for the benefit of its creditors, or (D) any court orders or approves the appointment of a receiver or custodian for the Company or a substantial portion of its assets.
     11. Default of Underwriters. If any Underwriter or Underwriters default in their obligations to purchase Offered Securities hereunder on either the First or any Optional Closing Date and the aggregate number of shares of Offered Securities that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total number of shares of Offered Securities that the Underwriters are obligated to purchase on such Closing Date, the Representatives may make arrangements satisfactory to the Company and the Selling Stockholder for the purchase of such Offered Securities by other persons, including any of the Underwriters, but if no such arrangements are made by such Closing Date, the non-defaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Offered Securities that such defaulting Underwriters agreed but failed to purchase on such Closing Date. If any Underwriter or Underwriters so default and the aggregate number of shares of Offered Securities with respect to which such default or defaults occur exceeds 10% of the total number of shares of Offered Securities that the Underwriters are obligated to purchase on such Closing Date and arrangements satisfactory to Representatives and the Selling Stockholder for the purchase of such Offered Securities by other persons are not made within 36 hours after such default, then the non-defaulting Representatives may, in their discretion, terminate each Underwriter’s obligation to purchase the Offered Securities (provided that if such default occurs with respect to Optional Securities after the First Closing Date, this Agreement will not terminate as to Secondary Securities purchased prior to such termination). As used in this Agreement, the term “Underwriter” includes any person substituted for an Underwriter under this Section. Nothing herein will relieve a defaulting Underwriter from liability for its default.
     12. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Company, the Selling Stockholder and its respective officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the Company, the Selling Stockholder or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered Securities. If the purchase of the Offered Securities by the Underwriters is not consummated for any reason other than solely because of the termination of this Agreement pursuant to Section 11 hereof, the Selling Stockholder will reimburse the Underwriters for all out-of-pocket expenses in accordance with Section 6(B)(a) and the respective obligations of the Company, the Selling Stockholder and the Underwriters pursuant to Section 10 hereof and the obligations of the Company pursuant to Section 12 hereof shall remain in effect. In addition, if any Offered Securities have been purchased hereunder, the representations and warranties in Section 2 and all obligations under Section 6 shall also remain in effect.
     13. Notices. All communications hereunder will be in writing and, if sent to the Underwriters, will be mailed, delivered or telegraphed and confirmed to the Representatives, c/o J.P. Morgan Securities

Inc., 277 Park Avenue, 8th Floor, New York, N.Y. 10172, Attention: Syndicate Desk, or, if sent to the Company, will be mailed, delivered or telegraphed and confirmed to Qimonda AG, Gustav-Heinemann-Ring 212, 81739 Munich, Attention: Dr. Michael Majerus, Chief Financial Officer, or if sent to the Selling Stockholder, will be mailed, delivered or telegraphed and confirmed to Infineon Technologies AG, Am Campeon 1 – 12, 85579 Neubiberg/Munich, Attention: Dr. Michael Eickstedt; provided, however, that any notice to an Underwriter pursuant to Section 10 will be mailed, delivered or telegraphed and confirmed to such Underwriter.
     14. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 10, and no other person will have any right or obligation hereunder.
     15. Representation of Underwriters. The Representatives will act for the several Underwriters in connection with this financing, and any action under this Agreement taken by the Representatives will be binding upon all the Underwriters.
     16. Representation of Hedge Seller. The Hedge Seller represents and warrants to each Underwriter that: (i) this Agreement has been duly authorized, executed and delivered by it; (ii) it will have on the First Closing Date full right, power and authority to sell, assign, transfer and deliver the Borrowed Shares and (iii) upon delivery of the Borrowed Shares hereunder and payment therefor as herein contemplated and assuming that such Underwriter has no notice of any adverse claim, such Underwriter will have the free and unqualified right to transfer the Borrowed Shares purchased by it from the Hedge Seller, free and clear of all liens, encumbrances, equities or adverse claims.
     17. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.
     18. Absence of Fiduciary Relationship. The Company and the Selling Stockholder acknowledge and agree that:
     (a) No Other Relationship. The Representatives have been retained solely to act as underwriter in connection with the sale of Offered Securities and that no fiduciary, advisory or agency relationship between the Company or the Selling Stockholder on the one hand, and the Representatives on the other hand has been created in respect of any of the transactions contemplated by this Agreement or the Prospectus, irrespective of whether the Representatives have advised or are advising the Company or the Selling Stockholder on other matters;
     (b) Arms’ Length Negotiations. The price of the Offered Securities set forth herein under the terms of this Agreement was established by the Selling Stockholder following discussions and arms-length negotiations with the Representatives and the Selling Stockholder are capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;
     (c) Absence of Obligation to Disclose. The Company and the Selling Stockholder have been advised that the Representatives and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company or the Selling Stockholder and that the Representatives have no obligation to disclose such interests and transactions to the Company or the Selling Stockholder by virtue of any fiduciary, advisory or agency relationship; and
     (d) Waiver. The Company and the Selling Stockholder waive, to the fullest extent permitted by law, any claims they may have against the Representatives for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Representatives shall have no liability (whether direct or indirect) to the Company or the Selling Stockholder in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of the Company.
     19. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.
     The Company and the Selling Stockholder hereby submits to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company and the Selling Stockholder irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in Federal and state courts in the Borough of Manhattan in The City of New York and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The Company and the Selling Stockholder irrevocably appoint Qimonda North America Corp. and Infineon Technologies North America Corp., respectively, as their respective authorized agent upon which process may be served in any such suit or proceeding, and agree that service of process upon such agent, and written notice of said service to the Company or the Selling Stockholder, as appropriate, by the person serving the same to the respective addresses of the Company or the Selling Shareholder provided in Section 14, shall be deemed in every respect effective service of process upon the Company or the Selling Stockholder in any such suit or proceeding. The Company and the Selling Stockholder further agree to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.
     The obligation of the Company and the Selling Stockholder in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company and the Selling Stockholder agree, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company and the Selling Stockholder an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

     If the foregoing is in accordance with the Representatives’ understanding of our agreement, kindly sign and return to the Selling Stockholder one of the counterparts hereof, whereupon it will become a binding agreement between the Company, the Selling Stockholder and the Underwriters in accordance with its terms.

Very truly yours,

QIMONDA AG

By:

By:

INFINEON TECHNOLOGIES AG

By:

By:

The foregoing Underwriting Agreement is hereby
confirmed and accepted as of the date first above
written.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Acting on behalf of themselves and
as the Representatives of the several Underwriters

Citigroup Global Markets Inc.

By
Name:
Title:	Managing Director

Credit Suisse Securities (USA) LLC

By
Name:
Title:	Managing Director

J.P. Morgan Securities Inc.

By
Name:
Title:	Managing Director

SCHEDULE A
Underwriters
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
ABN AMRO Rothschild LLC
Deutsche Bank Securities Inc.
HVB Capital Markets, Inc.

SCHEDULE B
1.	General Use Free Writing Prospectuses
     “General Use Issuer Free Writing Prospectus” includes each of the following documents:
2.	Other Information Included in the General Disclosure Package
     The following information is also included in the General Disclosure Package:
     1. The initial price to the public of the Offered Securities.

SCHEDULE C
List of Significant Subsidiaries as defined in Section 2(h) of the Underwriting Agreement
Qimonda Flash GmbH & Co. KG
Qimonda Dresden GmbH & Co. oHG
Qimonda Holding B.V.
Qimonda Investment B.V.
Qimonda Portugal S.A.
Infineon Technologies Flash Ltd.
Qimonda Richmond, LLC
Qimonda North America Corp.
Qimonda Asia Pacific Pte. Ltd.
Qimonda (Melaka) Sdn. Bhd.
Qimonda Module (Suzhou) Co. Ltd.
Qimonda Technologies Suzhou Co. Ltd.

SCHEDULE D
Jurisdictions listed for purposes of Section 2(m) of the Underwriting Agreement
United States, Canada, Germany, United Kingdom, France, Italy, Spain, Luxembourg, Austria, Belgium,
Denmark, Finland, Guernsey, Jersey, The Netherlands, Norway, Portugal, Spain, Sweden,
Switzerland

SCHEDULE E
Underwriting Commitments of the Underwriters
The table below sets forth the underwriting commitments of each of the Underwriters with respect to the Firm Shares:

Number of Optional
Shares to be
		Purchased from the	Total Number of Shares
	Number of Firm Shares	Selling Stockholder, if	Purchased
	to Be Purchased from	Over-Allotment	(if Over-Allotment
Underwriter	the Selling Stockholder	Exercised in Full	Exercised in Full)
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
ABN AMRO Rothschild LLC
Deutsche Bank Securities Inc.
HVB Capital Markets, Inc.

Total

EXHIBIT A
Form of Letter of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft (“KPMG”) to be delivered pursuant to section 8(a)
of the Underwriting Agreement
We have audited, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), the combined and consolidated balance sheets of Qimonda AG and subsidiaries (the “Company”) as of September 30, 2005 and 2006, and the related combined and consolidated statements of operations, business/shareholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2006, all included in the Company’s annual report on Form 20–F for the financial year ended September 30, 2006 and amendment No. 1 of Form 20–F/A dated March 30, 2007, (together the “Form 20–F”) The combined and consolidated financials statements included in the Form 20–F referred to above are all incorporated by reference in the Registration Statement (no. 333-145983), on Form F–3 (the “Registration Statement”), filed by the Company under the Securities Act of 1933, as amended (the “Act”); our report with respect thereto is also incorporated by reference in the Registration Statement. The Registration Statement to which this letter relates is as amended to include the preliminary prospectus supplement dated September 11, 2007 (the “Preliminary Prospectus Supplement”).
In connection with the Registration Statement:
1.	We are an independent registered public accounting firm as required by the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”) with respect to the Company and we are independent auditors within the meaning of the Act and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission (the “SEC”)

2.	In our opinion, the combined and consolidated financial statements of the Company audited by us and incorporated by reference in the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the Act and the related rules and regulations adopted by the SEC.

3.	We have not audited any financial statements of the Company as of any date or for any period subsequent to September 30, 2006; although we have conducted an audit for the year ended September 30, 2006, the purpose (and therefore the scope) of the audit was to enable us to express our opinion on the combined and consolidated financial statements of the Company as of September 30, 2006 and for the year then ended, but not on the combined and consolidated financial statements for any interim period within that year. Therefore, we are unable to and do not express any opinion on the unaudited condensed consolidated balance sheet as of June 30, 2007, and the unaudited condensed combined and consolidated statements of operations for the three and nine month periods ended June 30, 2006 and 2007, and the unaudited condensed combined and consolidated statements of shareholders’/business equity and cash flows for the nine month periods ended June 30, 2006 and 2007, included in the Registration Statement, or on the financial position, results of operations, or cash flows as of any date or for any period subsequent to September 30, 2006.

4.	For purposes of this letter, we have read the minutes of the general meetings of the shareholders (“Hauptversammlung”), minutes of meetings of the Supervisory Board (“Aufsichtsrat”), including its investing, financing and auditing committees and minutes of meetings of the Management Board (“Vorstand”) of the Company for the period from October 1, 2006 to September •, 2007, as set forth in the minute books at September •, 2007, officials of the Company having advised us that the minutes of all such meetings as of that date were set forth therein.

5.	We have carried out other procedures to September •, 2007, as follows (our work did not extend to the period from September •, 2007 to September •, 2007, inclusive).
a.	With respect to the three and nine month periods ended June 30, 2006 and 2007, we have:
(i)	Performed the procedures specified by the Public Company Accounting Oversight Board (United States) for a review of interim financial information as described in SAS No. 100, Interim Financial Information, on the unaudited condensed consolidated balance sheet as of June 30, 2007, the unaudited condensed combined and consolidated statements of operations for the three and nine month periods ended June 30, 2006 and 2007, and the unaudited condensed combined and consolidated statements of shareholders’/business equity, and cash flows of the Company for the nine month periods ended June 30, 2006 and 2007, incorporated by reference in the Registration Statement;
(ii)	Inquired of certain officials of the Company who have responsibility for financial and accounting matters whether the unaudited condensed combined and consolidated financial statements referred to in section 5a(i) hereof comply as to form in all material respects with the applicable accounting requirements of the Act and the related rules and regulations adopted by the SEC.
b.	With respect to the period from July 1, 2007 to August 24, 2007, we have:
(i)	Read the incomplete unaudited condensed consolidated financial statements of the Company for the periods from July 1, 2006 to August 25, 2006, and July 1, 2007 to August 24, 2007 (the “Incomplete Financial Statements”) furnished to us by the Company, officials of the Company having advised us that no such financial statements as of any date or for any period subsequent to August 24, 2007, were available. The Incomplete Financial Statements are incomplete in that they omit statements of shareholders’ equity and cash flows as well as footnote disclosures.

(ii)	Inquired of certain officials of the Company who have responsibility for financial and accounting matters whether the unaudited condensed combined financial statements referred to in section 5b(i) hereof are stated on a basis substantially consistent with that of the audited consolidated financial statements incorporated by reference in the Registration Statement.
6.	The procedures set out in sections 4 and 5 above do not constitute an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Also, they would not necessarily reveal matters of significance with respect to the comments in the following paragraphs. Accordingly, we make no representations regarding the sufficiency of the foregoing procedures for your purposes.

Nothing came to our attention as a result of the foregoing procedures, however, that caused us to believe that:
a.	Any material modifications should be made to the unaudited condensed combined and consolidated financial statements described in section 5a(i), incorporated by reference in the Registration Statement, for them to be in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”)

b.	The unaudited condensed combined and consolidated financial statements described in section 5a(i) do not comply as to form in all material respects with the applicable accounting requirements of the Act and the related rules and regulations adopted by the SEC.

c.	At August 24, 2007, there was any change in the capital stock, increase in long-term debt or decrease in working capital or shareholders’ equity of the Company as

3

compared with amounts shown on the unaudited condensed consolidated balance sheet as of June 30, 2007 incorporated by reference in the Registration Statement, except in all instances for changes, increases, or decreases that the Registration Statement discloses have occurred or may occur.
d.	For the period from July 1, 2007 to August 24, 2007, there were any decreases, as compared with the corresponding period in the preceding year, in net sales or in the total or per-share amounts of net income (loss), except in all instances for changes, increases, or decreases that the Registration Statement discloses have occurred or may occur.
7.	As mentioned in section 5b(i) hereof, officials of the Company have advised us that no consolidated financial statements as of any date or for any period subsequent to August 24, 2007 are available; accordingly, the procedures carried out by us with respect to changes in financial statement items after August 24, 2007, have, of necessity, been even more limited than those with respect to the periods referred to in section 5b(i) hereof. We have inquired of certain officials of the Company who have responsibility for financial and accounting matters whether:
a.	At September •, 2007, there was any change in the capital stock, increase in long-term debt or decrease in net current assets or shareholders’ equity of the Company as compared with amounts shown on the unaudited condensed consolidated balance sheet as of June 30, 2007, or

b.	For the period from June 30, 2007 to September •, 2007, there were any decreases, as compared with the corresponding period in the preceding year, in net sales or any decrease in the total or per-share amounts of net profit.
On the basis of these inquiries and our reading of the minutes as described in section 4 hereof, nothing came to our attention that caused us to believe that there was any such change, increase or decrease, except in all instances for changes, increases or decreases, that the Registration Statement discloses have occurred or may occur, and as discussed below:
•	Shareholders’ equity decreased • million euro (€),

•	Sales decreased by € • million, and

•	Total and per-share amounts of net profit decreased by € • million and € •, respectively.
8.	For purposes of this letter, we have also read the euro or dollar amounts, share amounts, percentages, ratios, and other amounts identified by you on the attached copies of certain pages of the Registration Statement, and have performed the following procedures, which were applied as indicated with respect to the letters explained below. For the purpose of reporting our findings in those instances in which one or both of the compared amounts, percentages or ratios were rounded to some degree and the amounts, percentages or ratios were in agreement except that they were not rounded to the same degree, we have nevertheless stated that we found the compared amounts, ratios and percentages to be in agreement. With respect to disclosure by the Company of any non GAAP financial measures as defined in Regulation G, we make no comment as to whether such measures or the resulting disclosures comply with the requirements of Regulation G or Item 10 of Regulation S-K. With respect to the items identified, we make no comments as to the appropriateness of the Company’s determination to select those items to appear under the captions so presented, we make no comment as to Company’s determination as to what constitutes the appropriate presentation, disclosure or explanation of such items, or their completeness or appropriateness for purposes of the Registration Statement, or the appropriateness of the Company’s computational procedures, because different computational procedures and/or computational bases might produce different results. Also, we make no comment as to the appropriateness or completeness of the Company’s determination of the causes of the increases or decreases in amounts discussed in the Registration Statement.
For the purpose of reporting our findings in the following letters, the term “accounting records” means those records, which officials of the Company represented to us were developed from various sources, including books of original entry, that are collectively subject to the Company’s internal control over financial reporting. Additionally, we make no comment as to the completeness or accuracy of the schedules or amounts developed from the Company’s accounting records.
A.	We compared the euro, dollar, or share amount, ratio, or percentage, as applicable, to the corresponding euro, dollar, or share amount, ratio, or percentage included in the Company’s audited combined and consolidated financial statements as of September 30, 2005 and 2006 and for each of the three years ended September 30, 2006, which are incorporated by reference in the Registration Statement, and found them to be in agreement.

B.	We recalculated the euro, dollar or share amount, ratio, or percentage, as applicable, and compared the recalculated amount to the corresponding euro, dollar or share amount, ratio, or percentage using information contained in the Company’s audited combined and consolidated financial statements as of September 30, 2005 and 2006 and for each of the three years ended September 30, 2006 incorporated by reference in the Registration Statement, and found them to be in agreement.

C.	We compared the euro, dollar, or share amount, ratio, or percentage, as applicable, to the corresponding euro, dollar, or share amount, ratio, or percentage included in the Company’s audited combined financial statements as of September 30, 2004 and 2005 and for each of the two years ended September 30, 2005 not incorporated by reference in the Registration Statement, and found them to be in agreement.

D.	We recalculated the euro, dollar or share amount, ratio, or percentage, as applicable, and compared the recalculated amount to the corresponding euro, dollar or share amount, ratio, or percentage using information contained in the Company’s audited combined financial statements as of September 30, 2004 and 2005 and for the two years ended September 30, 2005 not incorporated by reference in the Registration Statement, and found them to be in agreement.

E.	We compared the euro, dollar or share amount, ratio, or percentage, as applicable, to the corresponding euro, dollar or share amount, ratio, or percentage included in the Company’s unaudited condensed combined and consolidated financial statements as of June 30, 2007 and for the three and nine month periods ended June 30, 2006 and 2007 incorporated by reference in the Registration Statement, and found them to be in agreement.

F.	We recalculated the euro, dollar or share amount, ratio, or percentage, as applicable, and compared the recalculated amount to the corresponding euro, dollar or share amount, ratio, or percentage using information contained in the Company’s unaudited condensed combined and consolidated financial statements as of June 30, 2007 and for the three and nine month periods ended June 30, 2006 and 2007 incorporated by reference in the Registration Statement, and found them to be in agreement.

G.	We compared the euro, dollar, or share amount to the corresponding euro, dollar, or share amount included on a schedule or analysis prepared by the Company and found the amount, ratio or percentage to be in agreement. We traced the amounts shown on the schedule or analysis prepared by the Company to the accounting records and found such amounts to be in agreement. Management of the Company has represented to us that the information in the schedule or analysis was derived from the Company’s regularly maintained accounting records and was subject to the Company’s internal controls over financial reporting

H.	We recalculated the euro, dollar, or share amount, ratio, or percentage, as applicable, and compared the recalculated amount to the corresponding euro, dollar, or share amount, ratio, or percentage included on a schedule or analysis prepared by the Company and found the amount, ratio or percentage to be in agreement. We traced the amounts shown on the schedule or analysis prepared by the Company to the accounting records and found such amounts to be in agreement. Management of the Company has represented to us that the information in the schedule or analysis was derived from the Company’s regularly maintained accounting records and was subject to the Company’s internal controls over financial reporting.

I.	We compared the euro amount to the corresponding euro amount as set forth on a schedule or analysis prepared by the Company and found the amount to be in agreement. We traced the amounts shown on the schedule or analysis prepared by the Company to the accounting records and found such amounts to be in agreement. Management of the Company has represented to us that the information in the schedule or analysis was derived from the Company’s regularly maintained accounting records and was subject to the Company’s internal controls over financial reporting. We make no representation as to whether EBIT, defined by the Company as net income (loss) plus interest expense and income tax expense, is an important measure of performance or whether it is an important metric often used by investors to evaluate the performance of a business. Further, we make no representation as to whether the EBIT financial measure, or the components of the computed amount or the manner in which it is reconciled to the most comparable GAAP measure, is in accordance with the rules adopted by the SEC that apply to registration statements filed under the Act.

J.	We compared the euro amount to the corresponding euro amount as set forth on a schedule or analysis prepared by the Company and found the amount to be in agreement. We traced the amounts shown on the schedule or analysis prepared by the Company to the accounting records and found such amounts to be in agreement. Management of the Company has represented to us that the information in the schedule or analysis was derived from the Company’s regularly maintained accounting records and was subject to the Company’s internal controls over financial reporting. We make no representation as to whether Net Cash Position, defined by the Company as cash and cash equivalents plus marketable securities and restricted cash less short term debt, current maturities of long term debt and long term debt, is an important measure of performance or whether it is an important metric often used by investors to evaluate the performance of a business. Further, we make no representation as to whether the Net Cash Position financial measure, or the components of the computed amount or the manner in which it is reconciled to the most comparable GAAP measure, is in accordance with the rules adopted by the SEC that apply to registration statements filed under the Act.
K.	We compared the euro amount to the corresponding euro amount as set forth on a schedule or analysis prepared by the Company and found the amount to be in agreement. We traced the amounts shown on the schedule or analysis prepared by the Company to the accounting records and found such amounts to be in agreement. Management of the Company has represented to us that the information in the schedule or analysis was derived from the Company’s regularly maintained accounting records and was subject to the Company’s internal controls over financial reporting. We make no representation as to whether Gross Cash Position, defined by the Company as cash and cash equivalents, marketable securities and restricted cash, is an important measure of performance or whether it is an important metric often used by investors to evaluate the performance of a business. Further, we make no representation as to whether the Gross Cash Position financial measure, or the components of the computed amount or the manner in which it is reconciled to the most comparable GAAP measure, is in accordance with the rules adopted by the SEC that apply to registration statements filed under the Act.

L.	We compared the euro amount to the corresponding euro amount as set forth on a schedule or analysis prepared by the Company and found the amount to be in agreement. We traced the amounts shown on the schedule or analysis prepared by the Company to the accounting records and found such amounts to be in agreement. Management of the Company has represented to us that the information in the schedule or analysis was derived from the Company’s regularly maintained accounting records and was subject to the Company’s internal controls over financial reporting. We make no representation as to whether Free Cash Flow, defined by the Company as cashflow from operating and investing activities, excluding purchases or sales of marketable securities, is an important measure of performance or whether it is an important metric often used by investors to evaluate the performance of a business. Further, we make no representation as to whether the Free Cash Flow financial measure, or the components of the computed amount or the manner in which it is reconciled to the most comparable GAAP measure, is in accordance with the rules adopted by the SEC that apply to registration statements filed under the Act.

M.	We compared the euro or dollar amount, as applicable, to the corresponding euro or dollar amount, as applicable, as set forth on a schedule or analysis prepared by the Company and found the amount to be in agreement. We traced the amounts shown on the schedule or analysis prepared by the Company to the accounting records and found such amounts to be in agreement. Management has represented to us that the information in the schedule or analysis was derived from the Company’s regularly maintained accounting records and was subject to the Company’s internal controls over financial reporting. We make no comment as to the appropriateness or completeness of the Company’s determination of the Regulation S-K requirements regarding executive compensation disclosures.

N.	We recalculated the ratio and compared the recalculated amount to the corresponding ratio included on a schedule or analysis prepared by the Company and found the ratio to be in agreement. We traced the amounts shown on the schedule or analysis prepared by the Company to the accounting records and found such amounts to be in agreement. Management of the Company has represented to us that the information in the schedule or analysis was derived from the Company’s regularly maintained accounting records and was subject to the Company’s internal controls over financial reporting. We make no representation as to whether the Equity-to-Fixed-Assets ratio, defined by the Company as total business equity divided by property, plant, and equipment, net, is an important measure of performance or whether it is an important metric often used by investors to evaluate the performance of a business. Further, we make no representation as to whether the Equity-to-Fixed-Assets financial measure, or the components of the computed amount or the manner in which it is reconciled to the most comparable GAAP measure, is in accordance with the rules adopted by the SEC that apply to registration statements filed under the Act.

O.	We recalculated the ratio and compared the recalculated amount to the corresponding ratio included on a schedule or analysis prepared by the Company and found the ratio to be in agreement. We traced the amounts shown on the schedule or analysis prepared by the Company to the accounting records and found such amounts to be in agreement. Management of the Company has represented to us that the information in the schedule or analysis was derived from the Company’s regularly maintained accounting records and was subject to the Company’s internal controls over financial reporting. We make no representation as to whether the Debt-to-Equity ratio, defined by the Company as total liabilities divided by total business equity, is an important measure of performance or whether it is an important metric often used by investors to evaluate the performance of a business. Further, we make no representation as to whether the Debt-to-Equity financial measure, or the components of the computed amount or the manner in which it is reconciled to the most comparable GAAP measure, is in accordance with the rules adopted by the SEC that apply to registration statements filed under the Act.

P.	We recalculated the dollar amount from the underlying euro amount for the same period end following the Company’s methodology using the noon buying rate of the Federal Reserve Bank of New York for euro on the last currency trading day of the period (1 euro = 1.2687 U.S. dollars), and compared the recalculated amount to the corresponding dollar amount and found the amount to be in agreement. We traced the underlying euro amount being translated to the Company’s audited combined and consolidated financial statements as of September 30, 2005 and 2006 and for each of the three years ended September 30, 2006, which are incorporated by reference in the Registration Statement, and found them to be in agreement.

Q.	We recalculated the dollar amount from the underlying euro amount for the same period end following the Company’s methodology using the noon buying rate of the Federal Reserve Bank of New York for euro on the last currency trading day of the period (1 euro = 1.3520 U.S. dollars), and compared the recalculated amount to the corresponding dollar amount and found the amount to be in agreement. We traced the underlying euro amount being translated to the Company’s unaudited condensed combined and consolidated financial statements as of June 30, 2007 and for the three and nine month periods ended June 30, 2006 and 2007 incorporated by reference in the Registration Statement, and found them to be in agreement.
We make no representation regarding the following:
•	The beneficial ownership of shares issued by the Company;

•	The number of shares ultimately to be sold or the price per share at which they may ultimately be sold;

•	The status of shares outstanding after the offering for purposes of federal securities law;

•	The appropriateness or completeness of the Company’s determination of the Regulation S-K requirements for quantitative and qualitative disclosures about market risk or with respect to the reasonableness of the assumptions underlying the disclosures;
9.	Our audit of the combined and consolidated financial statements for periods referred to in the introductory paragraphs of this letter comprised audit tests and procedures deemed necessary for the purpose of expressing an opinion taken as a whole. For none of the periods referred to therein, or any other period, did we perform audit tests for the purpose of expressing an opinion on individual balances of accounts, percentages, ratios, or summaries of selected transactions, and, accordingly, we express no opinion thereon.

10.	It should be understood that our procedures set forth in section 8 with respect to the information contained in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (the MD&A) included in the Registration Statement, were limited to applying the procedures stated above, and therefore, we make no representations regarding the adequacy of the discussion contained therein, whether any facts have been omitted, or regarding the adequacy of the disclosures in the MD&A, other than with respect to the results of the procedures performed as described in the preceding paragraphs above.

11.	It should be understood that we make no representations regarding questions of legal interpretation or regarding the sufficiency for your purposes of the procedures enumerated in section 8 hereof; also, such procedures would not necessarily reveal any material misstatement of the amounts, ratios, or percentages identified by you on the attached pages of the Registration Statement. Further, we have addressed ourselves solely to the foregoing data as set forth in the Registration Statement and make no representations regarding the adequacy of disclosure or regarding whether any material facts have been omitted

12.	This letter is solely for the information of the addressees and to assist the underwriters in conducting and documenting their own investigation of the affairs of the Company in connection with the offering of securities covered by the Registration Statement, and it is not to be used, circulated, quoted, or otherwise referred to within or without the underwriting group for any other purpose, including but not limited to the registration, purchase, or sale of securities, nor is it to be filed with or referred to in whole or in part in the Registration Statement or any other document, except that references may be made to it in the underwriting agreement or in any list of closing documents pertaining to the offering of the securities covered by the Registration Statement.

EXHIBIT B
Form of Opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel for the
Company and the Selling Stockholder (to be delivered pursuant to section 8(d) of the Underwriting Agreement)
          1. The Underwriting Agreement has been duly executed and delivered by the Company and Infineon under the laws of the State of New York.
          2. The Deposit Agreement has been duly executed and delivered by the Company under the laws of the State of New York and constitutes a valid, binding and enforceable agreement of the Company.
          3. Upon due issuance by the Depositary of ADRs (including any master ADR issued in connection therewith) evidencing ADSs against the deposit of the Offered Shares by Infineon in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the person in whose name the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement.
          4. The sale by Infineon of the Offered Securities to the Underwriters pursuant to the Underwriting Agreement and the performance by the Company and Infineon of their obligations under the Underwriting Agreement and, in the case of the Company, the Deposit Agreement do not (a) require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York that in our experience normally would be applicable to general business entities with respect to such sale or performance, except such as have been obtained or effected under the Securities Act and the Securities Exchange Act of 1934, as amended (but we express no opinion as to any consent, approval, authorization, registration or qualification that may be required under state securities or blue sky laws), or (b) result in a breach of any of the terms and provisions of, or constitute a default under, any New York State or United States federal law that in our opinion would normally be applicable to general business entities with respect to such sale or performance (but we express no opinion relating to the antifraud provisions under the United States federal securities laws or any state securities or blue sky laws).
          5. The statements under the heading “Description of American Depositary Shares” in the Pricing Prospectus and Final Prospectus, insofar as such statements purport to summarize certain provisions of the Deposit Agreement and the ADRs, provide a fair summary of such provisions; and the statements under the heading “Taxation — United States Taxation” in the Pricing Prospectus and the Final Prospectus, insofar as such statements purport to summarize certain federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Offered Securities by a U.S. shareholder (as defined in the Pricing Prospectus and the Final Prospectus).
          6. No registration of the Company under the Investment Company Act of 1940, as amended, is required for the offer and sale of the Offered Securities by Infineon in the manner contemplated by the Underwriting Agreement, the Pricing Prospectus and the Final Prospectus.
          7. Under the laws of the State of New York relating to submission to jurisdiction, the Company has, pursuant to Section 19 of the Underwriting Agreement and Section 7.6 of the Deposit Agreement, (i) validly and irrevocably submitted to the personal jurisdiction of any New York State or U.S. federal court located in the Borough of Manhattan, The City of New York, New York, in any action arising out of or related to the Underwriting Agreement or the Deposit Agreement, as the case may be, (ii) to the fullest extent permitted by law, validly and irrevocably waived any objection to the venue of a proceeding in any such court and (iii) validly appointed Qimonda North America Corp. as its initial authorized agent for the purpose described in Section 19 of the Underwriting Agreement and Section 7.6 of the Deposit Agreement; and service of process effected on such agent in any manner permitted by applicable law will be effective to confer valid personal jurisdiction over the Company in any such action.
          8. Under the laws of the State of New York relating to submission to jurisdiction, Infineon has, pursuant to Section 19 of the Underwriting Agreement, (i) validly and irrevocably submitted to the personal jurisdiction of any New York State or U.S. Federal court located in the Borough of Manhattan, The City of New York, New York, in any action arising out of or related to the Underwriting Agreement, (ii) to the fullest extent permitted by law, validly and irrevocably waived any objection to the venue of a proceeding in any such court and (iii) validly appointed Infineon Technologies North America Corp. as its initial authorized agent for the purpose described in Section 19 of the Underwriting Agreement; and service of process effected on such agent in any manner permitted by applicable law will be effective to confer valid personal jurisdiction over Infineon in any such action.

EXHIBIT C
Form of Disclosure Letter of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel for the Company and the Selling Stockholder (to be delivered pursuant to section
8(d) of the Underwriting Agreement)
          (a) The Registration Statement (except the financial statements and schedules and other financial data included therein, as to which we express no view) and the ADS Registration Statement, at the time each became effective, and the Final Prospectus (except as aforesaid), as of the respective dates thereof, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder. In addition, we do not know of any contracts or other documents of a character required to be filed as exhibits to the Registration Statement or the ADS Registration Statement or required to be described in the Registration Statement, the ADS Registration Statement or the Final Prospectus that have not been filed or described as required.
          (b) The documents incorporated by reference in the Registration Statement and the Final Prospectus (except for the financial statements and schedules and other financial data included therein, as to which we express no view), as of the respective dates of their filing with the Commission, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
          (c) No information has come to our attention that causes us to believe that either the Registration Statement (except the financial statements and schedules and other financial data included therein, as to which we express no view) or the ADS Registration Statement, including the documents incorporated by reference therein, at the time each became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.
          (d) No information has come to our attention that causes us to believe that the Pricing Prospectus, including the documents incorporated by reference therein, considered together with the amount and the price to the public of the Offered Securities on the front cover of the Final Prospectus and any document listed in Schedule I hereto (except in each case the financial statements and schedules and other financial data included in the Pricing Prospectus, as to which we express no view), at [•] p.m. New York City time on [•], 2007, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
          (e) No information has come to our attention that causes us to believe that the Final Prospectus, including the documents incorporated by reference therein (except the financial statements and schedules and other financial data included therein, as to which we express no view), as of the date thereof or hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          We confirm to you that (based solely upon a telephonic confirmation from a representative of the Commission) the Registration Statement and the ADS Registration Statement are effective under the Securities Act, and no stop order with respect thereto has been issued, and, to the best of our knowledge, no proceeding for that purpose has been instituted or threatened, by the Commission.
          In addition, we confirm to you that, based solely on inquiry of a senior legal officer of the Company, we know of no legal or governmental proceedings to which the Company or any of its subsidiaries is a party that are currently pending before any adjudicative tribunal or that have been threatened by a written communication manifesting an intention to initiate such proceedings received by the management of the Company or by us that are required to be disclosed in the Registration Statement or the ADS Registration Statement that are not disclosed in the Pricing Prospectus and the Final Prospectus Supplement.

EXHIBIT D
Form of Opinion of Cleary Gottlieb Steen & Hamilton LLP, German counsel for the
Company and the Selling Stockholder (to be delivered pursuant to section 8(e) of the
Underwriting Agreement)
     1.     The Company is a stock corporation (Aktiengesellschaft) duly registered with the commercial register (Handelsregister) in Munich under HRB 152545 and validly existing under the laws of Germany, with corporate power to own, lease and operate its properties and conduct its business as described in the General Disclosure Package and the Prospectus and to enter into the Underwriting Agreement and perform its obligations thereunder.
     2.     Infineon is a stock corporation (Aktiengesellschaft) duly registered with the commercial register (Handelsregister) in Munich under HRB 126492 and validly existing under the laws of Germany, with corporate power to enter into the Underwriting Agreement and the ADS Lending Agreement, and perform its obligations thereunder.
     3.     The Company has a registered share capital (Grundkapital), an authorized share capital (genehmigtes Kapital) and a conditional capital (bedingtes Kapital) as described in the General Disclosure Package and the Prospectus; all of the Offered Securities of the Company (i) are validly issued, (ii) are fully paid and non-assessable, (iii) conform to the description thereof contained in the General Disclosure Package and the Prospectus, and (iv) are not subject to any transfer restrictions under the Articles of Association or applicable provisions of German law except as set forth in the General Disclosure Package and the Prospectus.
     4.     The Underwriting Agreement has been duly authorized by each of the Company and Infineon and duly executed by persons with corporate power to legally represent and bind the Company and Infineon, respectively.
     5.     The ADS Lending Agreement has been duly authorized by Infineon and duly executed by persons with corporate power to legally represent and bind Infineon.
     6.     The execution by the Company of the Underwriting Agreement and the performance of its obligations thereunder do not require any consent, approval, authorization, order of, or registration with any regulatory or governmental authority of Germany.
     7.     The execution by Infineon of the Underwriting Agreement and the ADS Lending Agreement, the sale of the Offered Securities to the Underwriters, the offering of the Offered Securities pursuant to the Underwriting Agreement and the performance by Infineon of its obligations thereunder do not require any consent, approval, authorization, order of, or registration with any regulatory or governmental authority of Germany.
     8.     The execution by the Company and Infineon of the Underwriting Agreement, the execution by Infineon of the ADS Lending Agreement and the performance by the Company and Infineon of their respective obligations thereunder do not conflict with or result in a violation of their respective articles of association or applicable provisions of a German statute (Gesetz) or a regulation (Verordnung) issued by any German governmental agency.
     9.     At the time of execution of the Deposit Agreement, the Company had corporate power to enter into the Deposit Agreement, the Deposit Agreement was duly authorized by the Company and duly executed by persons with corporate power to legally represent and bind the Company; the execution by the Company of the Deposit Agreement did neither require any consent, approval, authorization, order of, or registration with any regulatory or governmental authority of Germany nor conflict with or result in a violation of its articles of association or applicable provisions of a German statute (Gesetz) or a regulation (Verordnung) issued by any German governmental agency.
     The Company has corporate power to perform its obligations under the Deposit Agreement, and such performance does neither require any consent, approval, authorization, order of, or registration with any regulatory or governmental authority of Germany, nor conflict with or result in a violation of its articles of association or applicable provisions of a German statute (Gesetz) or a regulation (Verordnung) issued by any German governmental agency.
     10.     The choice of law of the State of New York as the governing law of the Underwriting Agreement, the Deposit Agreement and ADS Lending Agreement is legal and binding under German law and will be recognized and given effect by German courts, except to the extent that (x) any of the provisions of New York law applicable to such agreements are manifestly incompatible with the ordre public (within the meaning of Article 6 of the German Introductory Act to the Civil Code (EGBGB)) or (y) there are mandatory provisions of German law (within the meaning of Article 34 of the German Introductory Act to the Civil Code (EGBGB)) which must be applied to the transaction covered by such agreement irrespective of the law otherwise applicable to such agreement.
     11.     The submission to the jurisdiction of the federal and state courts in the Borough of Manhattan in The City of New York and the appointment of the process agent contained in Section 19 of the Underwriting Agreement are irrevocably binding on the Company and Infineon, and the submission to the jurisdiction of the federal and state courts in The City of New York and the appointment of the process agent contained in Section 7.6 of the Deposit Agreement are irrevocably binding on the Company.
     12.     Any final and conclusive judgment for a definite sum obtained for the recovery of amounts due and unpaid under the Underwriting Agreement or the Deposit Agreement in a federal or state court in the Borough of Manhattan in The City of New York will be recognized and enforced by the courts of Germany against the Company and Infineon, respectively, without review of the merits, subject to the limitations of Section 328(1) of the German Code of Civil Procedure (ZPO) which provides that a foreign judgment will not be recognized (a) if, applying German law, the courts in the country of the court having rendered the foreign judgment did not have jurisdiction; (b) if process has not been duly served or has not been served in a timely fashion to permit a defense and the defendant so pleads, unless the defendant has made an appearance; (c) if the judgment is incompatible with a judgment rendered by a German court or a prior judgment rendered by a foreign court which is to be recognized in Germany, or if the proceeding resulting in the judgment to be recognized is incompatible with a proceeding previously commenced in Germany; (d) if a recognition of the judgment would be manifestly contrary to German ordre public, in particular if the recognition would be incompatible with the basic rights under the German Constitution; or (e) if reciprocity is not ensured.
     13.     Except as described in the General Disclosure Package and the Prospectus, all dividends and other distributions declared and payable on the Offered Securities may, under the laws and regulations of Germany, be paid in freely convertible and transferable legal currency of Germany and the amount of the dividends may be transferred out of Germany. Except as described in the General Disclosure Package and the Prospectus, dividends paid, and other distributions made, to Non-German Shareholders will be free of any tax, withholding or deduction in Germany.
     14.     The statements set forth in the General Disclosure Package and the Prospectus under the headings “Management”, “Articles of Association”, and “Exchange Controls and Limitations Affecting Shareholders”, insofar as such statements purport to summarize certain provisions of the Shares, the Articles of Association, the German Stock Corporation Act and other relevant German law, provide a fair summary of such provisions in all material respects.
     15.     The statements set forth in the General Disclosure Package and the Prospectus under the heading “Taxation — German Taxation”, insofar as such statements purport to summarize certain tax laws of Germany, provide a fair summary of the principal German tax consequences for holders of the Offered Securities.
     16.     No stamp duties or registration, issue, documentary, transfer or similar taxes or duties are payable by or on behalf of the Underwriters to Germany or any political subdivision or taxing authority thereof or therein in connection with the sale or delivery of the Offered Securities to the Underwriters pursuant to the Underwriting Agreement or the sale or delivery of the Offered Securities to the investors as contemplated by the Underwriting Agreement.

EXHIBIT E
Form of Opinion of In-House Legal Department of the Company (to be delivered pursuant to section 8(g) of the Underwriting Agreement)
     1.     The Company has a registered share capital (Grundkapital), an authorized share capital (genehmigtes Kapital) and a conditional capital (bedingtes Kapital) as described in the General Disclosure Package (being the Basic Prospectus, the Preliminary Prospectus Supplement and any additional “Time of Sale” information) and the Final Prospectus Supplement; all of the outstanding Shares of the Company (i) are validly issued, (ii) are fully paid and non-assessable (nicht nachschusspflichtig), (iii) conform to the description thereof contained in the General Disclosure Package and the Final Prospectus Supplement, and (iv) are not subject to any transfer restrictions under the Articles of Association or applicable provisions of German law except as set forth in the General Disclosure Package and the Final Prospectus Supplement.
     2.     The Underwriting Agreement and the Deposit Agreement have been duly authorized by the Company and have been duly executed by persons with corporate power to legally represent and bind the Company.
     3.     The execution of the Underwriting Agreement and the Deposit Agreement by the Company and the performance by the Company of its obligations thereunder do not conflict with or result in a violation of the Articles of Association or applicable provisions of German law or any rule, order, or regulation of any German governmental agency or any agreement or instrument governed by German law to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the properties of the Company or any of its subsidiaries is subject.
     4.     Neither the Company nor any of its subsidiaries is in violation of its articles of association and, to the best of our knowledge, no default (or event which, with the giving of notice or lapse of time would be a default) has occurred in the due performance or observance of any material obligation, material agreement, material covenant or material condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument governed by German law that is described or referred to in the General Disclosure Package and the Final Prospectus Supplement or filed or incorporated by reference as an exhibit to the General Disclosure Package and the Final Prospectus Supplement.
     5.     The statements set forth in the General Disclosure Package and the Final Prospectus Supplement under the headings “Management”, “Articles of Association”, and “Exchange Controls and Limitations Affecting Shareholders”, insofar as such statements purport to summarize certain provisions of the Shares, Articles of Association, the German Stock Corporation Act and other relevant German law, provide a fair summary of such provisions an all material respects.
     6.     Neither the Company nor any of its properties have any immunity (Immunität) from jurisdiction of any German or from any legal German process (whether through service, notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) under German law.

EXHIBIT F
Form of Opinion of In-House Legal Department of the Selling Stockholder (to be
delivered pursuant to section 8(h) of the Underwriting Agreement)
     1.      The execution of the Underwriting Agreement by Infineon and the performance by Infineon of its obligations thereunder do not conflict with or result in a violation of the Articles of Association or applicable provisions of German law or any rule, order, or regulation of any German governmental agency or any agreement or instrument governed by German law to which Infineon or any of its subsidiaries (excluding the Company) is a party or by which Infineon or any of its subsidiaries (excluding the Company) is bound or to which any of the properties of Infineon or any of its subsidiaries (excluding the Company) is subject.
     2.      Neither Infineon nor any of its properties have any immunity (Immunität) from jurisdiction of any German or from any legal German process (whether through service, notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) under German law.

Exhibit 1(iii) to Registration Statement
on Form F-3 (File No. 333-145983)
AMERICAN DEPOSITARY SHARE LENDING AGREEMENT
Dated as of September 20, 2007
Among
INFINEON TECHNOLOGIES AG (“Lender”),
and
J.P. MORGAN SECURITIES LTD. (“Borrower”),
and
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, in its capacity as Collateral
Agent (as hereinafter defined).
     This AGREEMENT sets forth the terms and conditions under which Borrower may borrow from Lender American Depositary Shares (the “ADSs”) representing ordinary shares of Qimonda AG (the “Company”).
     The parties hereto agree as follows:
     Section 1. Certain Definitions. The following capitalized terms shall have the following meanings:
     “American Depositary Share” or “ADS” means an American Depositary Share, evidenced by an American Depositary Receipt (“ADR”), representing an ownership interest in one ordinary share, without par value, of the Company held by Citibank, N.A., as depositary (including any successor depositary, the “Depositary”) under the Deposit Agreement between Qimonda AG and the Depositary dated August 14, 2006 (as from time to time amended, the “Deposit Agreement”).
     “Available Free Float” means, as of any date, the percentage of the total Outstanding Shares as of such date (but, for the purposes of determining the Minimum Remaining Loan, after giving effect to successive calculations of the Available Free Float on a pro forma basis for the related termination of the Loan) that excludes the respective percentages of the total Outstanding Shares that, as of such date, (i) are held by affiliates of the Company, (ii) are “restricted securities” as defined in Rule 144(a)(3) under the Securities Act that are not eligible for resale pursuant to Rule 144(k) under the Securities Act or (iii) are Net Underlying Shares.
     “Business Day” means, with respect to the Loan hereunder, a day on which (i) regular trading occurs on the Exchange and (ii) banks and securities markets are open for business generally in Frankfurt am Main, Germany.

     “Cash” means any coin or currency of the United States as at the time shall be legal tender for payment of public and private debts.
     “Clearing Organization” means The Depository Trust Company, or, if agreed to by Borrower and Lender, such other Securities Intermediary at which Borrower and Lender maintain accounts.
     “Closing Price” on any day means, with respect to the Loaned ADSs (i) if Loaned ADSs are listed on a U.S. securities exchange registered under the Exchange Act or are included in the OTC Bulletin Board Service (operated by the National Association of Securities Dealers, Inc.), the last reported sale price, regular way, in the principal trading session on such day on such market on which the Loaned ADSs are then listed or are admitted to trading (or, if the day of determination is not a New York Business Day, the last preceding New York Business Day) and (ii) if the Loaned ADSs are not so listed or admitted to trading or if the last reported sale price is not obtainable (even if the Loaned ADSs are listed or admitted to trading on such market), the average of the bid prices for the Loaned ADSs obtained from as many dealers in the Loaned ADSs (which may include Borrower or its affiliates), but not exceeding three, as shall furnish bid prices available to Lender.
     “Collateral” means any Cash or Non-Cash Collateral. Each of the parties to this Agreement hereby agrees that Cash and each item within the definition of Non-Cash Collateral shall be treated as a “financial asset” as defined by Section 8-102(a)(9) of the UCC.
     “Collateral Account” means the securities account of the Collateral Agent maintained on the books of JPMorgan Chase Bank, National Association, as securities intermediary, and designated “JPMorgan Chase Bank, National Association, as Collateral Agent of Infineon Technologies Investment B.V. as pledgee of J.P. Morgan Securities Ltd., as Borrower of Loaned American Depositary Shares”. Any Collateral deposited in the Collateral Account shall be segregated from all other assets and property of the Collateral Agent, which such segregation may be accomplished by appropriate identification on the books and records of Collateral Agent, as a “securities intermediary” within the meaning of the UCC. The Securities Intermediary acknowledges that the Collateral Account is maintained for the Collateral Agent and undertakes to treat the Collateral Agent as entitled to exercise the rights that comprise the Collateral credited to the Collateral Account.
     “Collateral Agent” means JPMorgan Chase Bank, National Association, in its capacity as collateral agent for Lender hereunder, or any successor thereto under Section 19.
     “Collateral Percentage” means 100%.
     “Company” means Qimonda AG.
     “Credit Downgrade” occurs when Borrower receives a rating for its long term, unsecured and unsubordinated indebtedness that is below A- by Standard and Poor’s Ratings Group, or its successor (“S&P”), or below A3 by Moody’s Investors Service, Inc., or its successor (“Moody’s”), or, if either S&P or Moody’s ceases to rate such debt, an equivalent or lower rating by a substitute rating agency mutually agreed upon by Lender and Borrower.
     “Credit Upgrade” occurs when Borrower receives a rating for its long term, unsecured and unsubordinated indebtedness that is A- or better by S&P or A3 or better by Moody’s, and the other of the two rating agencies has not assigned a rating for such debt that is below A- (in the case of S&P) or A3 (in the case of Moody’s), or, if either S&P or Moody’s ceases to rate such debt, an equivalent or higher rating by a substitute rating agency mutually agreed upon by Lender and Borrower.
     “Cutoff Time” means 10:00 am in the jurisdiction of the Clearing Organization, or such other time on a Business Day by which a transfer of Loaned ADSs must be made by Borrower or Lender to the other (including, but not limited to, the Loan Commencement Date), as shall be determined in accordance with market practice.
     “Exchange” means the New York Stock Exchange (or any successor thereto) or, if different, the principal trading market for the Loaned ADSs.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Exchangeable Notes” means the €[•] aggregate principal amount at maturity of [•]% Guaranteed Subordinated Exchangeable Notes due 2010 issued by Infineon Technologies Investment B.V., or up to €[•] aggregate principal amount at maturity to the extent the over-allotment option to purchase additional Exchangeable Notes is exercised in full.
     “Initial ADSs” means the [•] million ADSs loaned by Lender to Borrower on the Loan Commencement Date.
     “Initial Delta” means the ratio of Initial ADSs to the total number of ADSs underlying all the Exchangeable Notes that have been issued, expressed as a percentage.
     “Lender’s Designated Account” means the securities account of Lender maintained on the books of [•] and designated “Infineon Technologies AG” account number: [•] with reasonable notice to Borrower, an alternate securities account of Lender designated by Lender.
     “Loan Availability Period” means the period beginning on the Loan Commencement Date and ending on the earliest to occur of the termination of the Loan pursuant to Section 6 and the date on which this Agreement shall terminate in accordance with the terms of this Agreement.
     “Loan Commencement Date” means the pre-closing date for the issuance of the Exchangeable Notes.
     “Loaned ADSs” means, as of any date, the Initial ADSs less the aggregate number of ADSs that have been transferred back to Lender as of that date pursuant to Section 6; provided that in respect of any such ADSs initially transferred to Borrower by Lender and subsequently transferred by Borrower to another transferee, “Loaned ADSs” means an equivalent number of shares of identical ADSs. If, as the result of a stock dividend, stock split, reverse stock split or other similar transaction the number of outstanding ADSs is increased or decreased, then the number of outstanding Loaned ADSs shall, effective as of the payment, delivery or effective date of such event, be proportionately increased or decreased, as the case may be. If pursuant to Section 7(b) as a result of a Non Cash Distribution the number of outstanding Loaned ADSs is deemed increased, such increase shall be effective on the date of such Non Cash Distribution. If any new or different security (or two or more securities) shall be exchanged for the outstanding ADSs as the result of any reorganization, merger, consolidation, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy but excluding a Non-Cash Distribution to which Section 7(b) applies) or as a result of the termination of the ADR facility under the Deposit Agreement, such new or different security (or such two or more securities collectively) shall, effective upon such exchange, be deemed to become a Loaned ADS in substitution for the former Loaned ADS for which such exchange is made.
     “Market Value” on any day means (i) with respect to the Loaned ADSs, the most recent Closing Price of the Loaned ADSs prior to such day and (ii) with respect to any Collateral that is (a) Cash, the face amount thereof, (b) a letter of credit, the undrawn amount thereof and (c) any other security or property, the market value thereof, as determined by the Collateral Agent, in accordance with market practice for such securities or property, based on the price for such security or property as of the most recent close of trading obtained from a generally recognized source or the closing bid quotation at the most recent close of trading obtained from such source, plus accrued interest to the extent not included therein, unless market practice with respect to the valuation of such securities or property is to the contrary.
     “Marketable Equity Securities” mean securities that either are or represent equity interests in a split up or spun off entity pursuant to a split up (§ 123(1) German Transformation Act; "Aufspaltung”) or a spin-off (§ 123(2) German Transformation Act; “Abspaltung”) of the Company.
     “Minimum Remaining Loan” means, as of any time of determination in respect of a termination of the Loan pursuant to Section 6(c)(ii)(y), a percentage of the total Outstanding Shares equal to the lesser of:
     (i) outstanding Loaned ADSs at such time (without giving effect to the termination of any Loan pursuant to Section 6(c)(ii)(y) in respect of which such calculation is being made); or
     (ii) the product of (x)(a) 40% minus the Available Free Float at such time, divided by (b) 15%, and (y) [•]%
     “Net Underlying Shares” means, as of any date, the number of Outstanding Shares that constitute Outstanding Shares into which the Exchangeable Notes or any other outstanding bonds issued by the Company or any affiliate of the Company are convertible or exchangeable, minus the aggregate number of Outstanding Shares outstanding under this Agreement and any other agreements with the Company or any of its affiliates pursuant to which Outstanding Shares are made available for the purpose of facilitating transactions entered into by or on behalf of investors in the Exchangeable Notes or such other bonds in connection with their investments in the Exchangeable Notes or such other bonds.
     “New York Business Day” means, with respect to the Loan hereunder, a day on which regular trading occurs on the Exchange or, if different, the principal trading market for the Loaned ADSs.
     “Non-Cash Collateral” means (i) any evidence of indebtedness issued, or directly and fully guaranteed or insured by the United States or any agency or sponsored agency or any instrumentality thereof, (ii) any deposits, certificates of deposit or acceptances of any institution which is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million at the time of deposit (but which may not include the Collateral Agent or any affiliate of the Collateral Agent), (iii) any investments of any person that is fully and unconditionally guaranteed by a bank referred to in clause (ii), (iv) any commercial paper of any corporation incorporated under the laws of the United States or any State thereof that is rated at least investment grade A-1 by S&P or any successor thereto, or P-1 by Moody’s or any successor thereto, (v) any money market funds registered under the Investment Company Act of 1940, as amended, (vi) any letter of credit issued by a bank referred to in clause (ii), (vii) any securities or financial instruments, or any combination thereof, as agreed between the parties in relation to any Loan, and (viii) any proceeds of any of the foregoing; provided, however, that in no event shall Non-Cash Collateral include “margin stock” as defined in Regulation U of the Board of Governors of the Federal Reserve System.
     “Outstanding Shares” means, as of any date, the outstanding ordinary shares of the Company as of such date, including shares underlying ADSs.
     “Pledge Date” has the meaning set forth in Section 3(a).
     “Pledge Period” means any period beginning on a Pledge Date and to the extent such Pledge Date occurred as a result of a Credit Downgrade ending on the earlier of (i) the Business Day immediately following the day on which Borrower notifies Lender and Collateral Agent that a Credit Upgrade has occurred and (ii) the date on which this Agreement shall terminate in accordance with the terms of this Agreement.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Securities Intermediary” means a “securities intermediary” as defined by Section 8-102(a)(14) of the UCC.
     “Terms and Conditions” means the terms and conditions of the Exchangeable Notes.
     “UCC” means the Uniform Commercial Code as in effect in the State of New York on the date hereof and as it may be amended from time to time.

     Capitalized terms used but not defined herein shall have the meaning given to them in the Terms and Conditions.
     Section 2. Loan of ADSs; Transfers of Loaned ADSs.
     (a) Subject to the terms and conditions of this Agreement and subject to the pre-closing of the issuance of the Exchangeable Notes, Lender hereby agrees to loan the Initial ADSs to Borrower, and Borrower agrees to borrow the Initial ADSs from Lender, on the Loan Commencement Date (the “Loan”). Delivery of the Initial ADSs pursuant to the Loan shall be accomplished through a single transaction on the Loan Commencement Date.
     (b) Notwithstanding anything to the contrary in this Agreement Borrower shall not be permitted to borrow or be entitled to take delivery of any ADSs deliverable hereunder to the extent (but only to the extent) that Borrower determines that, after such receipt of the ADSs pursuant to the Loan, Borrower will be, directly or indirectly, an owner of, or in control (within the meaning of Regulation K (International Banking Regulations)) of more than 4.0% of the ordinary shares of the Company, and any Loan hereunder shall be void and have no effect to the extent (but only to the extent) that such ownership of ordinary shares of the Company by Borrower would be in excess of 4.0%. Under no circumstances shall Lender be liable to Borrower for a Loan in contravention of this Section 2(b).
     (c) Lender shall transfer the Initial ADSs to Borrower on or before the Cutoff Time on the Loan Commencement Date. Delivery of the Loaned ADSs to Borrower shall be made in the manner set forth under Section 13 below.
     Section 3. Collateral.
     (a) Unless otherwise agreed by Borrower and Lender, Borrower shall, no later than 5:00 p.m. New York time on the second Business Day immediately following any day on which a Credit Downgrade has occurred, transfer to Collateral Agent, for deposit to the Collateral Account, Collateral with a Market Value at least equal to the Collateral Percentage of the Market Value of the Loaned ADSs as of the date of such transfer (any such date, a “Pledge Date”).
     (b) During any Pledge Period, any Collateral transferred by Borrower to Collateral Agent shall be security for Borrower’s obligations in respect of the Loaned ADSs and for any other obligations of Borrower to Lender hereunder. Borrower on the Pledge Date pledges with, assigns to, and grants Collateral Agent for the benefit of Lender a continuing first priority security interest in, and a lien upon, the Collateral, which shall attach upon the transfer of the Loaned ADSs by Lender to Borrower and which shall cease upon the transfer of the Loaned ADSs by Borrower to Lender, a Credit Upgrade or upon the transfer of any such Collateral to Borrower in accordance with the terms of this Agreement. In addition to the rights and remedies given to Lender hereunder, Lender shall have all the rights and remedies of a secured party under the UCC. To provide for the effectiveness, validity, perfection and priority of Lender’s rights as a secured party, Borrower shall acknowledge that Collateral Agent has obtained control of any financial assets included in the Collateral (or shall have obtained control upon posting of such Collateral pursuant to the terms contained herein) within the meaning of Sections 8-106 and

9-106 of the UCC. Collateral Agent acknowledges that it has control of the Collateral (or shall have control upon posting of such collateral pursuant to the terms contained herein) on behalf of Lender within the meaning of Section 8-106(d)(1) of the UCC. Notwithstanding anything to the contrary herein, Lender may not use or invest the Collateral and Collateral Agent shall take no instruction from Lender regarding the use or investment of Collateral, unless a Borrower Default (as subsequently defined) has occurred. Promptly upon the termination of any Pledge Period, the Collateral Agent shall release to Borrower all of the Collateral.
     (c) Except as otherwise provided herein, upon the transfer to Lender of Loaned ADSs pursuant to Section 6, Collateral Agent shall release to Borrower Collateral with a Market Value equal to the Collateral Percentage of the Market Value of the Loaned ADSs so transferred but only to the extent that immediately following such transfer of Collateral, no Collateral Deficit (as defined in Section 4(a)) would exist. Such transfer of Collateral shall be made no later than the Cutoff Time on the day the Loaned ADSs are transferred, or if such day is not a day on which a transfer of such Collateral may be effected under Section 13, or if the transfer of Loaned ADSs by Borrower to Lender occurs after the Cutoff Time on such day, then in each case the next day on which such a transfer may be effected.
     (d) Borrower may, upon notice to Lender and Collateral Agent, substitute Collateral for Collateral securing the Loan; provided that such substituted Collateral shall have a Market Value such that the aggregate Market Value of such substituted Collateral, together with all other Collateral, shall equal or exceed the Collateral Percentage of the Market Value of the Loaned ADSs as of the date of such substitution.
     Section 4. Mark to Market.
     (a) During any Pledge Period, if at the close of trading on any Business Day during the Loan Availability Period the aggregate Market Value of all Collateral shall be less than the Collateral Percentage of the Market Value of all the outstanding Loaned ADSs (a “Collateral Deficit”), Borrower will, without any requirement of notice or demand by Lender, transfer to Collateral Agent, for deposit to the Collateral Account, no later than the following Business Day, additional Collateral so that the Market Value of such additional Collateral, when added to the Market Value of all other Collateral, shall equal or exceed the Collateral Percentage of the Market Value of the Loaned ADSs on such Business Day of determination. Borrower or the Collateral Agent will notify Lender of each such transfer of Collateral in accordance with customary and commercially reasonable notification procedures.
     (b) During any Pledge Period, if at the close of trading on any Business Day during the Loan Availability Period the aggregate Market Value of all Collateral shall be greater than the Collateral Percentage of the Market Value of all the outstanding Loaned ADSs (a “Collateral Excess”), Borrower may, by notice to Lender and Collateral Agent, demand that Collateral Agent transfer to Borrower such amount of the Collateral selected by Borrower so that the Market Value of the Collateral, after deduction of such amounts, shall thereupon be at least equal to the Collateral Percentage of the Market Value of the Loaned ADSs on such Business Day of determination. Borrower or the Collateral Agent will notify Lender of each such transfer of Collateral in accordance with customary and commercially reasonable notification procedures.

     Section 5. Loan Fee. (a) Borrower agrees to pay Lender a loan fee for the Loan (a “Loan Fee”), payable for value on each Payment Date, equal to 10 basis points p.a. (based on an actual number of days in a 360 day year) multiplied by the Equity Notional Amount determined for the Valuation Date immediately preceding such Payment Date.
     (b) The following capitalized terms shall have the following meanings for purposes of this Section 5:
     “Disrupted Day” means any Scheduled Trading Day on which a relevant Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred.
     “Early Closure” means the closure on any Scheduled Trading Day of the Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by the Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the Exchange on such Scheduled Trading Day and (ii) the submission deadline for orders to be entered into the Exchange system for execution at the Scheduled Closing Time on such Scheduled Trading Day.
     “Equity Notional Amount” means in respect of any Valuation Date the quotient of (A) the sum of the products obtained by multiplying, for each day during the period commencing on, and including, the immediately preceding Valuation Date (or, if there is no immediately preceding Valuation Date, the Loan Commencement Date), to, but excluding, such Valuation Date (the “Calculation Period”), (i) the number of Loaned ADSs outstanding on each such day by (ii) the Closing Price for such Valuation Date, and (B) the number of days during such Calculation Period.
     “Exchange Disruption” means any event (other than an Early Closure) that disrupts or impairs (as determined in good faith by the Borrower) the ability of market participants in general before the Scheduled Closing Time on a Scheduled Trading Day to effect transactions in, or obtain market values for, the Loaned ADSs on the Exchange.
     “Market Disruption Event” means the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case Borrower, after consultation with the Lender, determines is material, at any time during the regular trading session on the Exchange, without regard to after hours or any other trading outside of the regular trading session hours, or (c) an Early Closure.
     “Payment Date” each date that is three New York Business Days after the relevant Valuation Date.
     “Scheduled Closing Time” means, in respect of the Exchange and a Scheduled Trading Day, the scheduled weekday closing time of the Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours.

     “Scheduled Trading Day” means any day on which the Exchange is scheduled to open for trading for its respective regular trading session.
     “Trading Disruption” means any suspension of or limitation imposed on trading by the Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange or otherwise relating to the Loaned ADS on the Exchange.
     “Valid Date” shall mean a Scheduled Trading Day that is not a Disrupted Day.
     “Valuation Date” means, subject to Valuation Date Disruption, the last Scheduled Trading Day of each calendar month during the Loan Availability Period; provided, however, that the final Valuation Date shall be the last Valid Date on or preceding the day on which all the outstanding Loaned ADSs are returned to the Lender (or deemed to have been returned pursuant to Sections 6(f) or 12 hereof).
     “Valuation Date Disruption” if any Valuation Date is a Disrupted Day, then the Valuation Date shall be the first succeeding Valid Date. If the first succeeding Valid Date has not occurred as of the Scheduled Closing Time on the eighth New York Business Day immediately following the date, that, but for the occurrence of the Valuation Date Disruption, would have been the final Valuation Date, then (1) that eighth New York Business Day shall be deemed the Valuation Date, and (2) Borrower shall determine the Closing Price after consultation with Lender based on factors which may include, among other factors, the most recent Closing Price prior to the Value Date Disruption and the nature and duration of any Market Disruption Event and the volume and historical trading patterns of the Loaned ADSs.
     Section 6. Redelivery of Loaned ADSs By Borrower; Loan Terminations.
     (a) Whenever Lender delivers any ADSs upon exchange of any Exchangeable Notes (or, if the Registration Condition is not satisfied, 45 days after Lender delivers shares of Qimonda AG pursuant to the Terms and Conditions), Lender shall deliver a notice of such delivery to Borrower (the “Delivery Notice”), and, subject to Section 12(b), Borrower shall after receipt of the applicable Delivery Notice return to Lender a number of Loaned ADSs equal to the Initial Delta times the number of ADSs delivered upon such exchange but excluding all the ADSs delivered as a result of an increase to the exchange ratio for the Exchangeable Notes (or, if the Registration Condition is not satisfied, times the notional number of ADSs that would, at the time of the delivery of the Delivery Notice, represent the number of Qimonda AG shares delivered in the exchange but excluding all the shares delivered as a result of an increase to the exchange ratio for the Exchangeable Notes), such that the aggregate number of Loaned ADSs then outstanding under the Loan shall be permanently reduced by a number of ADSs equal to the Initial Delta times the number of ADSs delivered upon such exchange. The Loaned ADSs delivered by Borrower shall be delivered without any consideration being payable in respect thereof by Lender to Borrower, no later than the third Business Day following the later of the date of exchange of any Exchangeable Notes and the date on which Borrower receives the applicable Delivery Notice (the “Delivery Due Date”).

     (b) Borrower may terminate all or any portion of the Loan on any Business Day by giving written notice thereof to Lender and transferring the corresponding number of Loaned ADSs to Lender, without any consideration being payable in respect thereof by Lender to Borrower.
     (c) Lender may terminate the Loan (i) in full on the third Business Day following notice from Lender that at least 80% of the principal amount of the Exchangeable Notes has ceased to be outstanding, whether as a result of exchange, redemption, repurchase, cancellation or otherwise or (ii) upon 14 days’ prior written notice (x) if the aggregate share of the voting rights in the Company beneficially owned by Infineon and all of its subsidiaries (other than the Company and all of its subsidiaries) has fallen below 55% and the Available Free Float as of such date is at least equal to 40%, in full or in part, or (y) if the Available Free Float as of such date is less than 40%, in such portion that will ensure that the Minimum Remaining Loan remains outstanding after such partial termination provided that in the case of a termination pursuant to this clause (y), the Loan of not more than 1 million Loaned ADSs (such number subject to adjustment on account of any splits, reverse splits and other similar dilutive events) may be terminated during any 30 day period.
     (d) If any portion of the Loan is outstanding on the last day of the Loan Availability Period, the Loan shall terminate on the first Business Day following the last day of the Loan Availability Period (the “Facility Termination Date”) and all outstanding Loaned ADSs shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the third Business Day following the Facility Termination Date.
     (e) If the Loan is terminated upon the occurrence of a Default as set forth in Section 11, the Loaned ADSs shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the first Business Day following the termination date of such Loan as provided in Section 11.
     (f) Notwithstanding the foregoing, if the closing of the offering of Exchangeable Notes does not occur on the next Business Day following the Loan Commencement Day, Borrower will have a right to fully discharge all of its obligations hereunder by delivering a written notice to Lender and making a cash payment within one Business Day of such notice in an amount equal to the product of (i) the number of Initial ADSs and (ii) the price to public of one ADS in the offering of ADSs by Lender that will have closed on the Loan Commencement Date, less underwriting discounts and commissions it paid in connection with its sale of such ADSs at the closing of such offering.
     Section 7. Distributions.
     (a) (i) If at any time when there are Loaned ADSs outstanding under this Agreement, the Company makes a cash or other distribution in respect of its ordinary shares, with the result that, through the Depositary, a cash distribution is made to the then holder or holders of such Loaned ADSs pursuant to the Deposit Agreement (a “Cash Distribution”), Borrower shall pay to Lender (whether or not Borrower is a holder of any or all of the outstanding Loaned ADSs), within one Business Day after the payment of such distribution, an amount in cash equal to the product of (A) the amount per ADS of such distribution and (B) the number of Loaned ADSs on the record date for such distribution (a “Substitute Payment”).
     (ii) Notwithstanding Section 7(a)(i), if Borrower or any of its affiliates determines in good faith and on the advice of independent counsel that Borrower or any of its affiliates will be required to deduct or withhold from a Substitute Payment (or a corresponding payment made between Borrower and its affiliates in connection with ADSs loaned as under this transaction), in whole or in part, for or on account of any taxes, duties, assessments, fees or other governmental charges imposed by the United States or a political subdivision thereof (a “U.S. Tax”), then the Substitute Payment to the Lender shall be made net of such deduction or withholding; provided, however, that if the Substitute Payment or a corresponding payment is subject to such withholding or deduction as the result of a U.S. Tax, then the amount that the Lender shall be entitled to receive from Borrower after taking any withholding or deduction of such tax into account shall not be less than the amount that the Lender would receive on a dividend in the amount of the Cash Distribution (reduced by any Shortfall taken into account under clause (iii) below, but without duplication for German Taxes imposed on the Cash Distribution), assuming such dividend had the same portion of U.S. source and foreign source income as the Cash Distribution, and treating Infineon as eligible for the benefits of Article 10, Section 2(b) of the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and to Certain Other Taxes (the “U.S.-Germany Tax Treaty”) with respect to such dividend. If the Borrower determines pursuant to this Section 7(a)(ii) that it will be required to deduct or withhold on account of any U.S. Tax, Borrower shall use reasonable efforts to avoid the imposition of any U.S. Tax; provided, however, that such efforts shall not require the Borrower to incur additional costs or legal or regulatory burdens that the Borrower considers in its good faith reasonable judgment to be material. If Borrower or any of its affiliates is required to deduct or withhold a U.S. Tax from a Substitute Payment, and does not so deduct or withhold, but such U.S. Tax is assessed directly against Borrower or any of its affiliates, then, except to the extent Lender has satisfied or then satisfies the liability resulting from such U.S. Tax, Lender shall promptly pay to Borrower the amount of such liability (including any related interest and penalties).
     (iii) If, as the result of the imposition of any deduction or withholding resulting from any taxes, duties, assessments, fees or other governmental charges imposed by the Federal Republic of Germany or any political subdivision thereof (a “German Tax”), the amount of cash Borrower or any of its affiliates actually receives as a Cash Distribution in respect of any Loaned ADSs that it holds at the time of such Cash Distribution is less than the amount of the Substitute Payment that Lender would otherwise be entitled to receive pursuant to this Agreement (the aggregate amount of such difference, the “Shortfall”), then the amount per ADS of Substitute Payments shall not exceed the amount per ADS of Cash Distribution that Borrower actually received, after any deduction or withholding for or on account of any German Taxes in respect of any Loaned ADSs.
     If, due to a change of law in Germany or the European Union that takes place after the execution of this Agreement, it becomes possible for the Borrower to receive a higher amount of

Cash Distribution, Borrower shall use reasonable efforts to obtain such higher amount, provided, however, that such efforts shall not require the Borrower to breach its policies or to incur costs, legal or regulatory burdens or risks that the Borrower considers in its good faith reasonable judgment to be material. Borrower and Lender shall cooperate in good faith with the aim of ensuring that neither Borrower nor Lender shall bear the cost of the Shortfall; provided, that nothing in the foregoing shall be construed as limiting Borrower’s ability to return any and all Loaned ADSs to the Lender’s Designated Account at any time.
     (b) If at any time when there are Loaned ADSs outstanding under this Agreement, the Company, through the Depositary, makes a distribution in respect of its outstanding ADSs in property or securities, including any options, warrants, rights or privileges in respect of securities (including a distribution of ADSs, ordinary shares of the Company or any options, warrants, rights or privileges exercisable for, convertible into or exchangeable for ADSs or ordinary shares of the Company or other securities of any other entity) to the then holder or holders of such Loaned ADSs pursuant to the Deposit Agreement (a “Non-Cash Distribution”), then the number of additional ADSs with an aggregate value (based on the Average Market Price of the ADSs) on the record date of the Non-Cash Distribution equal to the aggregate Fair Market Value (or, in the case of options, warrants, rights or other similar privileges in respect of the ADS, the aggregate Subscription Value) of such Non-Cash Distribution (other than Marketable Equity Securities) as of the record date therefor shall be deemed to be added to the ADSs loaned to Borrower under this Agreement. The Average Share Price, Fair Market Value and Subscription Value shall be determined as provided for in the Terms and Conditions. If there is a Non-Cash Distribution that includes Marketable Equity Securities, such Marketable Equity Securities shall be treated as if they were ADSs loaned by the Borrower to the Lender on the effective date of such Non-Cash Distribution. The Marketable Equity Securities deemed to be loaned to the Borrower will be delivered to the Lender in proportion to the Loaned ADSs redelivered to the Lender. The provisions of Sections 1, 2(b), 3, 4, 5, 6, 7, 8, 9(a), 9(d), 9(e), 9(f), 10, 11, 12 and 13 hereof shall apply, mutatis mutandis, to any such Marketable Equity Securities as they would apply to Loaned ADSs.
     (c) Any interest, cash distribution or cash dividend made on or in respect of any Collateral for the Loan, shall, subject to (e) below, be delivered by the Collateral Agent to Borrower, on the date such interest, cash distribution or cash dividend is received by the Collateral Agent.
     (d) Any non-cash distributions or dividends made on or in respect of any Collateral for the Loan shall, subject to (e) below, be delivered by the Collateral Agent to Borrower on the date such non-cash distribution or dividend is received by the Collateral Agent.
     (e) If the cash or other property received by the Collateral Agent under the provisions of paragraph (c) or (d) of this Section 7 qualifies as Collateral, to the extent that a transfer of such cash or other property to Borrower by the Collateral Agent would give rise to a Collateral Deficit, the Collateral Agent shall (only to the extent of any such Collateral Deficit) not make such transfer of cash or other property in accordance with this Section 7, but shall in lieu of such transfer immediately credit the amounts that would have been transferable under this Section 7 to the Collateral Account.

     Section 8. Rights in Respect of Loaned ADSs.
     Subject to the terms of this Agreement, and except as otherwise agreed by Borrower and Lender, Borrower, insofar as it is the record owner of Loaned ADSs, shall have all of the incidents of ownership in respect of any such Loaned ADSs until such Loaned ADSs are required to be delivered to Lender in accordance with the terms of this Agreement, including the right to transfer the Loaned ADSs to others.
     Section 9. Representations and Warranties.
     (a) Each of Borrower and Lender represents and warrants to the other that:
     (i) it has full power to execute and deliver this Agreement, to enter into the Loan contemplated hereby and to perform its obligations hereunder;
     (ii) it has taken all necessary action to authorize such execution, delivery and performance;
     (iii) this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms; and
     (iv) the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) its certificate of incorporation, bylaws or other governing documents, (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.
     (b) Lender represents and warrants to Borrower, as of the date hereof, and as of the date any Loaned ADSs are transferred to Borrower in respect of the Loan, that it has good and valid title to all of such Loaned ADSs free and clear of any liens, claims, security interests and encumbrances.
     (c) Lender represents and warrants to Borrower, as of the date hereof, and as of the date any Loaned ADSs are transferred to Borrower in respect of the Loan, that the outstanding ADSs are listed on the Exchange and the Loaned ADSs have been approved for listing on the Exchange, subject to official notice of issuance.
     (d) Borrower represents to Lender that it has, or at the time of transfer to the Collateral Agent shall have, the right to grant to Lender, and that Lender shall acquire, a continuing first priority security interest in the Collateral, if any.
     (e) Lender represents and warrants to Borrower that the Deposit Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; upon issuance by the Depositary of ADRs evidencing ADSs, the deposit of ordinary shares of the Company in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement.
     (f) The representations and warranties of Borrower and Lender under this Section 9 shall remain in full force and effect at all times during the term of this Agreement and shall survive the termination for any reason of this Agreement for a period of three years.
     (g) The Lender represents that it is the beneficial owner of any Substitute Payments made hereunder and that it is not resident in the United Kingdom for tax purposes and is not carrying on a trade in the United Kingdom through a branch or agency or, if it is carrying on such a trade, the loan is not entered into for the purposes of that trade.
     Section 10. Covenants.
     (a) Borrower covenants and agrees with Lender that, in so far as it is the record owner of any Initial ADSs such Initial ADSs will not be transferred or disposed of except pursuant to a registration statement that is effective under the Securities Act and for the purpose of directly or indirectly facilitating the sale of the Exchangeable Notes and the hedging of the Exchangeable Notes by the holders thereof; provided that Borrower may transfer any such Initial ADSs to any of its affiliates without a registration statement so long as such affiliate transferee does not transfer or dispose of such Initial ADSs to any non-affiliated transferee except pursuant to a registration statement that is effective under the Securities Act.
     (b) Lender shall provide to Borrower an IRS Form W-8BEN with a claim for a zero rate under the U.S.-Germany Tax Treaty with respect to any Loan Fee, prior to any payment by Borrower to Lender hereunder. If Borrower or any of its affiliates determines in good faith and on the advice of independent counsel acceptable to Lender, that Borrower will be required to deduct or withhold from a Loan Fee or any amount equivalent to such Loan Fee for or on account of any U.S. Tax as a result of Lender’s failure to provide such Form W-8BEN, then the Loan Fee (or equivalent amount) paid to Lender shall be paid net of such deduction or withholding. If Borrower or any of its affiliates is required to deduct or withhold U.S. Tax from a Loan Fee or equivalent amount as a result of Lender’s failure to provide such Form W-8BEN, and does not so deduct or withhold, but such Tax is assessed directly against Borrower or any of its affiliates, then, except to the extent Lender has satisfied or then satisfies the liability resulting from such U.S. Tax, Lender shall promptly pay to Borrower the amount of such liability (including any related interest and penalties).
     (c) Lender will provide a written notice to Borrower (i) at least 30 days prior to any general meeting of the shareholders of the Company on the agenda of which is the consideration of a resolution that, if approved at such meeting, would authorize the Company to repurchase ADSs or ordinary shares of the Company to the extent that the Loaned ADSs would exceed 8.0% of the outstanding ordinary shares of the Company (including ordinary shares underlying the

ADSs) or (ii) promptly upon becoming aware that the Company is not or will no longer be a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act.
     (d) If the Borrower is required to deposit Collateral with the Collateral Agent pursuant to Section 3 hereof, the Borrower shall provide an IRS Form W-8BEN to Lender and to the Collateral Agent with respect to distributions on such Collateral. To the extent that Lender or the Collateral Agent is required to deduct or withhold from any such payment as a result of U.S. Tax, then such payment shall be made net of such deduction or withholding.
     Section 11. Defaults.
     (a) The Loan may, at the option of Lender by a written notice to Borrower (which option shall be deemed exercised, even if no notice is given, immediately on the occurrence of an event specified in either Section 11(a)(iv) or Section 11(a)(v) below), be terminated (i) immediately on the occurrence of any of the events set forth in Section 11(a)(iv) or Section 11(a)(v) below and (ii) two Business Days following such notice on the occurrence of any of the other events set forth below, (each, a “Borrower Default”):
     (i) Subject to Section 12(b), Borrower fails to deliver Loaned ADSs to Lender as required by Section 6;
     (ii) Borrower fails to deliver or pay to Lender when due any cash, securities or other property as required by Section 7;
     (iii) Borrower fails to transfer Collateral when due as required by Section 3 and Section 4;
     (iv) the filing by or on behalf of Borrower of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any bankruptcy, reorganization, compromise, arrangement, insolvency, readjustment of debt, dissolution, winding-up or liquidation or similar act or law, of any state, federal or other applicable foreign jurisdictions, now or hereafter existing (“Bankruptcy Law”), or any action by Borrower for, or consent or acquiescence to, the appointment of a receiver trustee or other custodian of Borrower, or of all or a substantial part of its property; or the making by Borrower of a general assignment for the benefit of creditors; or the admission by Borrower in writing of its inability to pay its debts as they become due;
     (v) the filing of any involuntary petition against Borrower in bankruptcy or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over Borrower or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of Borrower or of all or a substantial part of its property; or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of Borrower; and continuance of any such event for 15 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged;
     (vi) Borrower fails to provide any indemnity as required by Section 14;
     (vii) Borrower notifies Lender of its inability to or intention not to perform Borrower’s obligations hereunder or otherwise disaffirms, rejects or repudiates any of its obligations hereunder; or
     (viii) Any representation made by Borrower under this Agreement in connection with the Loan shall be incorrect or untrue in any material respect during the term of the Loan hereunder or Borrower fails to comply in any material respect with any of its covenants under this Agreement.
     (b) The Loan may, at the option of Borrower by a written notice to Lender (which option shall be deemed exercised, even if no notice is given, immediately on the occurrence of an event specified in either Section 11(b)(ii) or Section 11(b)(iii) below), be terminated (i) immediately on the occurrence of any of the events set forth in Section 11(b)(ii) or Section 11(b)(iii) below and (ii) two Business Days following such notice on the occurrence of an event set forth in Section 11(b)(i) below, (each, a “Lender Default,” and any Lender Default or Borrower Default, a “Default”):
     (i) if Lender expressly instructs the Collateral Agent not to transfer Collateral to Borrower when due as required by Section 3 and Section 4;
     (ii) the filing by or on behalf of Lender of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law, or any action by Lender for, or consent or acquiescence to, the appointment of a receiver trustee or other custodian of Lender, or of all or a substantial part of its property; or the making by Lender of a general assignment for the benefit of creditors; or the admission by Lender in writing of its inability to pay its debts as they become due; or
     (iii) the filing of any involuntary petition against Lender in bankruptcy or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over Lender or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of Lender or of all or a substantial part of its property; or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of Lender; and continuance of any such event for 15 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged.
     Section 12. Remedies.
     (a) Upon the termination of the Loan by Lender under Section 11, Borrower may, with the prior written consent of Lender, in lieu of the delivery of Loaned ADSs to Lender in accordance with Section 6, pay to Lender, no later than one Business Day following notice of such Default to Borrower, an amount in immediately available funds (the “Replacement Cash”) equal to the product of the Closing Price as of the date of such notice of Default and the number of Loaned ADSs otherwise required to be delivered; provided that if Lender consents to the delivery of Replacement Cash, Borrower may direct the Collateral Agent to deliver to Lender any Collateral held by the Collateral Agent in respect of the Loan so terminated and, to the extent the Market Value of any such Collateral delivered to Lender is less than the required amount of Replacement Cash, pay to Lender such difference in immediately available funds. Any Collateral in respect of the Loan so terminated that is not so delivered to Lender pursuant to this clause shall, upon payment in full of the Replacement Cash to Lender, be immediately delivered by Collateral Agent to Borrower.
     (b) Notwithstanding anything to the contrary herein, if, upon the termination of the Loan by Lender under Section 6 or Section 11 and, at the time of such termination, the purchase of Loaned ADSs in an amount equal to the Loaned ADSs to be delivered to Lender in accordance with Section 6 (i) (x) shall be prohibited by any law, rule or regulation of any governmental authority to which it is subject (including rules or codes of conduct generally applicable to members of any self-regulatory organization of which Borrower is a member or to the regulation of which it is subject (whether or not such rules or codes of conduct are imposed by law or have been voluntarily adopted by Borrower)) or (y) in Borrower’s commercially reasonable judgment, based on advice of internationally recognized counsel experienced in securities law matters, would be unadvisable if Borrower were to effect such purchases of Loaned ADS as if Borrower were the Company or an affiliated purchaser of the Company while remaining in compliance with such law, rules, regulations or codes of conduct, (ii) shall violate, or would upon such purchase likely violate, any order or prohibition of any court, tribunal or other governmental authority or (iii) shall require the prior consent of any court, tribunal or governmental authority prior to any such repurchase (each of (i), (ii) and (iii), a (“Legal Obstacle”), then, in each case, Borrower shall immediately notify Lender of the Legal Obstacle and the basis therefor, whereupon Borrower’s obligations under Section 6 shall be suspended until such time as no Legal Obstacle with respect to such obligations shall exist (a “Repayment Suspension”). If Borrower is unable to remove or cure the Legal Obstacle within fourteen Business Days of the termination of the Loan under Section 11 or notice under Section 6(c), Borrower shall pay to Lender, in lieu of the delivery of Loaned ADSs in accordance with Section 6, an amount of Replacement Cash equal to the product of the Closing Price as of the New York Business Day immediately preceding the date Borrower makes such payment and the number of Loaned ADSs otherwise required to be delivered.

     (c) If Borrower shall fail to deliver Loaned ADSs to Lender pursuant to Section 6(d) when due or shall fail to pay the Replacement Cash to Lender when due in accordance with Section 12(a) or (b) above (to the extent Borrower is required or permitted and elects to pay Replacement Cash), then, in either case, in addition to any other remedies available to Lender under this Agreement or under applicable law, Lender shall have the right (without further notice to Borrower) to (i) purchase a like amount of Loaned ADSs (“Replacement ADSs”) in the principal market for such securities in a commercially reasonable manner in compliance with U.S. securities laws, (ii) sell any Collateral in the principal market for such Collateral in a commercially reasonable manner and (iii) apply and set off the Collateral, if any, and any proceeds thereof (including any amounts drawn under a letter of credit supporting the Loan) against the payment of the purchase price for such Replacement ADSs and any amounts due to Lender under this Agreement. To the extent Lender shall exercise such right, Borrower’s obligation to return a like amount of Loaned ADSs or to pay the Replacement Cash, as applicable, shall terminate and Borrower shall be liable to Lender for the purchase price of Replacement ADSs (plus all other amounts, if any, due to Lender hereunder). In the event that (i) the purchase price of Replacement ADSs (plus all other amounts, if any, due to Lender hereunder) exceeds (ii) the amount of the Collateral, if any, Borrower shall be liable to Lender for the amount of such excess. The purchase price of Replacement ADSs purchased under this Section 12 shall include, and the proceeds of any sale of Collateral shall be determined after deduction of, broker’s fees and commissions and all other reasonable costs, fees and expenses related to such purchase and sale. In the event Lender exercises its rights under this Section 12, Lender may elect in its sole discretion, in lieu of purchasing all or a portion of the Replacement ADSs or selling all or a portion of the Collateral, if any, to be deemed to have made, respectively, such purchase of Replacement ADSs or sale of Collateral for an amount equal to the Closing Price of the Loaned ADSs on the date Lender elects to exercise this remedy. Upon the satisfaction of all Borrower’s obligations hereunder, any remaining Collateral shall be returned to Borrower.
     (d) If Lender expressly instructs the Collateral Agent not to transfer Collateral, if any, to Borrower when due as required by Section 3 and Section 4, then Borrower shall have the right (without further notice to Lender) to (i) purchase a like amount of Collateral (“Replacement Collateral”) in the principal market for such Collateral in a commercially reasonable manner, (ii) sell a like amount of Loaned ADSs in the principal market for such Loaned ADSs in a commercially reasonable manner and (iii) apply and set off the Loaned ADSs and any proceeds thereof against the payment of the purchase price for such Replacement Collateral, Lender’s obligation to return any cash or other Collateral to Borrower and any amounts due to Borrower under this Agreement. To the extent Borrower shall exercise such right, Lender’s obligation to return a like amount of Collateral shall terminate and Lender shall not be liable to Borrower for the purchase price of Replacement Collateral (plus all other amounts, if any, due to Borrower hereunder). In the event that (i) the purchase price of Replacement Collateral (plus all other amounts, if any, due to Lender hereunder) exceeds (ii) the amount of the Loaned ADSs, Lender shall be liable to Borrower for the amount of such excess. The purchase price of Replacement Collateral purchased under this Section 12 shall include, and the proceeds of any sale of Loaned ADSs shall be determined after deduction of, reasonable broker’s fees and commissions and all other reasonable costs, fees and expenses related to such purchase and sale. In the event Borrower exercises its rights under this Section 12, Borrower may elect in its sole discretion, in lieu of selling all or a portion of the Loaned ADSs, to be deemed to have made such sale of Loaned ADSs for an amount equal to the Closing Price on the date Borrower elects to exercise this remedy. Upon the satisfaction of all Lender’s obligations hereunder, any remaining Loaned ADSs shall be returned to Lender.
     (e) Notwithstanding anything to the contrary, the parties hereto agree that, absent willful misconduct, no special, indirect or consequential damages shall be due in connection with any claim by either party against the other party for breach of any representation, warranty, covenant or agreement in this Agreement or otherwise arising out of or in relation to this Agreement. The parties hereto further agree that any such damages shall be limited to the greater of (i) $260 million and (ii) two times the product of (x) the Closing Price on the first date of the conduct giving rise to such damages and (y) the number of outstanding Loaned ADSs on such date.
     Section 13. Transfers.
     (a) All transfers of Loaned ADSs to Borrower or to Lender hereunder shall be made by the crediting by a Clearing Organization of such financial assets to the transferee’s “securities account” (within the meaning of Section 8-501 of the UCC) maintained with such Clearing Organization. All transfers of Loaned ADSs to Lender hereunder shall be made by the crediting of such Loaned ADSs to Lender’s Designated Account. All transfers of Collateral to the Collateral Agent by Borrower shall be made by crediting the Collateral Account. All transfers of Collateral to Lender by Collateral Agent shall be made in the manner directed by Lender. In every transfer of “financial assets” (within the meaning of Section 8-102 of the UCC) hereunder, the transferor shall take all steps necessary (a) to effect a delivery to the transferee under Section 8-301 of the UCC, or to cause the creation of a security entitlement in favor of the transferee under Section 8-501 of the UCC, (b) to enable the transferee to obtain “control” (within the meaning of Section 8-106 of the UCC), and (c) to provide the transferee with comparable rights under any applicable foreign law or regulation.
     (b) All transfers of cash hereunder to Borrower or Lender shall be by wire transfer in immediately available, freely transferable funds.
     (c) A transfer of securities or cash may be effected under this Section 13 on any day except (i) a day on which the transferee is closed for business at its address set forth in Section 16 or (ii) a day on which a Clearing Organization or wire transfer system is closed, if the facilities of such Clearing Organization or wire transfer system are required to effect such transfer.
     Section 14. Indemnities.
     (a) Lender hereby agrees to indemnify and hold harmless Borrower and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses incurred or suffered by any such person or entity directly arising from, by reason of, or in connection with, (i) any breach by Lender of any of its representations or warranties contained in Section 9 or (ii) any breach by Lender of any of its covenants or agreements in this Agreement.
     (b) Borrower hereby agrees to indemnify and hold harmless Lender and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses incurred or suffered by any such person or entity directly arising from, by reason of, or in connection with (i) any breach by Borrower of any of its representations or warranties contained in Section 9 or (ii) any breach by Borrower of any of its covenants or agreements in Section 10 of this Agreement.
     (c) In case any claim or litigation which might give rise to any obligation of a party under this Section 14 (each an “Indemnifying Party”) shall come to the attention of the party seeking indemnification hereunder (the “Indemnified Party”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the existence and amount thereof; provided that the failure of the Indemnified Party to give such notice shall not adversely affect the right of the Indemnified Party to indemnification under this Agreement, except to the extent the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall promptly notify the Indemnified Party in writing if it accepts such claim or litigation as being within its indemnification obligations under this Section 14. Such response shall be delivered no later than 30 days after the initial notification from the Indemnified Party; provided that, if the indemnifying Party reasonably cannot respond to such notice within 30 days, the Indemnifying Party shall respond to the Indemnified Party as soon thereafter as reasonably possible.
     (d) An Indemnifying Party shall be entitled to participate in and, if (i) in the judgment of the Indemnified Party such claim can properly be resolved by money damages alone and the Indemnifying Party has the financial resources to pay such damages and (ii) the Indemnifying Party admits that this indemnity fully covers the claim or litigation, the Indemnifying Party shall be entitled to direct the defense of any claim at its expense, but such defense shall be conducted by legal counsel reasonably satisfactory to the Indemnified Party. An Indemnified Party shall not make any settlement of any claim or litigation under this Section 14 without the written consent of the Indemnifying Party.
     Section 15. Termination of Agreement.
     (a) This Agreement may be terminated (i) at any time by the written agreement of Lender and Borrower, (ii) by Lender upon the occurrence of a Borrower Default or (iii) by Borrower upon the occurrence of a Lender Default or pursuant to Section 6(f). The Agreement automatically terminates at the end of the Loan Availability Period.
     (b) Unless otherwise agreed by Borrower and Lender, the provisions of Section 14 shall survive the termination of this Agreement.
     Section 16. Notices.

     (a) All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when received.
     (b) All such notices and other communications shall be directed to the following address:
     (i) If to Borrower to:
J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom
tel: +44 207 325 8168
fax: +44 207 325 3913
Attn: Equity Linked Origination Desk
     (ii) If to Collateral Agent to:
JPMorgan Chase Bank, National Association, as Collateral Agent for
Infineon Technologies AG
125 London Wall
London EC2Y 5AJ
United Kingdom
tel: +44 207 325 8168
fax: +44 207 325 3913
Attn: Equity Linked Origination Desk
     (iii) If to Securities Intermediary to:
JPMorgan Chase Bank, National Association
125 London Wall
London EC2Y 5AJ
United Kingdom
tel: +44 207 325 8168
fax: +44 207 325 3913
Attn: Equity Linked Origination Desk
     (iv) If to Lender to:
Infineon Technologies AG
Am Campeon 1 – 12
85579 Neubiberg
Telephone No.: +49 (89) 234 23371
Attention: Finance & Treasury (FT CM), Ms. Leena Soini
     (c) In the case of any party, at such other address as may be designated by written notice to the other parties.
     Section 17. Governing Law; Submission To Jurisdiction; Severability.
     (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, but excluding any choice of law provisions that would require the application of the laws of a jurisdiction other than New York.
     (b) EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY (A) SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK CITY, AND ANY APPELLATE COURT FROM ANY SUCH COURT, SOLELY FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING BROUGHT TO ENFORCE ITS OBLIGATIONS HEREUNDER OR RELATING IN ANY WAY TO THIS AGREEMENT OR THE LOAN HEREUNDER AND (B) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY DEFENSE OF AN INCONVENIENT FORUM TO

THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND ANY RIGHT OF JURISDICTION ON ACCOUNT OF ITS PLACE OF RESIDENCE OR DOMICILE.
     (c) EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT THAT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     (d) To the extent permitted by law, the provisions of this Agreement are severable and the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid. If any provision or provisions of this Agreement are determined by a civil judgment to be unenforceable or invalid, the parties agree that such provision or provisions shall be replaced with one or more provisions that to the extent reasonably possible implement the original intention of the parties with respect to such provision or provisions.
     Section 18. Counterparts. This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.
     Section 19. Designation of Replacement Collateral Agent. If at any time while this Agreement is in effect (i) JPMorgan Chase Bank, National Association ceases to be a Securities Intermediary or (ii) Lender shall determine, in its sole discretion, that any of the relationships by or among the parties hereto are reasonably likely to prevent Lender from acquiring, or jeopardize the continuation of, Lender’s continuing first priority security interest in the Collateral as contemplated under Section 3(b), Lender shall be entitled to designate a bank or trust company reasonably satisfactory to Borrower as a successor Collateral Agent. In the event of a designation of a successor Collateral Agent, each of the parties to this Agreement agrees to take all such actions as are reasonably necessary to effect the transfer of rights and obligations of JPMorgan Chase Bank, National Association as Collateral Agent hereunder to such successor Collateral Agent, including the execution and delivery of amendments to this Agreement as shall be necessary to effect such designation and transfer.

IN WITNESS WHEREOF, the parties hereto to have executed this American Depositary Share Lending Agreement as of the date and year first above written.

INFINEON TECHNOLOGIES AG as Lender
By:
Name:
Title:

By:
Name:
Title:

J.P. MORGAN SECURITIES LTD. as Borrower
By:
Name:
Title:

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION as Collateral Agent
By:
Name:
Title:

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION as Securities Intermediary
By:
Name:
Title:

Exhibit 5(i)(B) to Registration Statement
on Form F-3 (File No. 333-145983)
September 20, 2007
Qimonda AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Germany
Ladies and Gentlemen:
             We are acting as special German counsel to Qimonda AG (“Qimonda”), a German stock corporation, in connection with the proposed offer and sale of (i) 35,000,000 American Depositary Shares (the “Offered ADSs”), each representing an ownership interest in one ordinary registered share of Qimonda, consisting of 35,000,000 existing ordinary registered shares, each with a notional value of EUR 2.00 per share, from the holdings of Infineon Technologies AG (“Infineon AG”) and (ii) up to an additional 3,750,000 American Depositary Shares (together with the Offered ADSs, the “ADSs”), each representing an ownership interest in one ordinary registered share of Qimonda, consisting of 3,750,000 existing ordinary registered shares, each with a notional value of EUR 2.00 per share, from the holdings of Infineon AG to cover over-allotments (the shares referred to under (i) and (ii) before collectively, the “Shares”). In our capacity as such counsel, we are familiar with (i) the proceedings relating to the formation of Qimonda and (ii) the proceedings taken by Qimonda in respect of the issuance of 132,288,975 no par value ordinary shares in connection with the contribution of certain assets to Qimonda by Infineon AG in the course of the carve out of the memory products business of Infineon AG.
             This opinion is being furnished in connection with the registration statement (as amended through the date hereof, the “Registration Statement”) on Form F-3 filed by Qimonda with the Securities and Exchange Commission (the “Commission”) on September 11, 2007 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder (the “Rules”).
             In arriving at the opinions expressed below, we have examined and we are familiar with originals or copies, certified or otherwise identified to our satisfaction, of:
(i)	the Registration Statement;

Qimonda AG, p. 2
(ii)	the articles of association (Satzung) of Qimonda as in effect on the date hereof;

(iii)	an excerpt from the commercial register (Handelsregister) in Munich, Germany with respect to Qimonda;

(iv)	the resolution by Qimonda’s shareholders’ meeting of April 25, 2006, relating to a capital increase in the amount of €264,577,950.00 against contribution in kind through the issuance of 132,288,975 no par value ordinary registered shares of Qimonda;

(v)	a copy of the publicly available valuation report by Ernst & Young AG Wirtschaftsprüfungsgesellschaft dated April 26, 2006, relating to the value of the assets to be contributed to Qimonda’s share capital by Infineon AG, as filed with the commercial register in Munich, Germany relating to Qimonda;

(vi)	an Officers’ Certificate of Qimonda of even date herewith (the “Certificate”), confirming that since Infineon AG’s subscription for the 132,288,975 no par value ordinary registered Qimonda shares, Qimonda has not made any payments or transfers of assets to Infineon AG in its capacity as shareholder of Qimonda;

(vii)	a copy of the application for registration of the 132,288,975 no par value ordinary registered shares of Qimonda registered with the commercial register on April 25, 2006, as executed by two members of the board of management of Qimonda, including among other things, the executed subscription certificate relating to the subscription of the 132,288,975 no par value ordinary registered shares of Qimonda by Infineon AG;

(viii)	a copy of the application (the “2006 Application”) for registration of the 42,000,000 no par value ordinary registered shares resulting from a capital increase registered with the commercial register on August 8, 2006, as executed by a member of the board of management of Qimonda and a representative of Qimonda holding a statutory power of attorney (Prokura), and the chairman of Qimonda’s supervisory board;

(ix)	a copy of the application (the “2007 Application” and together with the 2006 Application, the “Applications”) for registration of the 1 no par value ordinary registered share of Qimonda registered with the commercial register on July 5, 2007, as executed by two members of the board of management of Qimonda and the chairman of Qimonda’s supervisory board; and

(x)	such other documents and corporate records of Qimonda and such other instruments and certificates of officers and representatives of Qimonda and such other persons as we deemed appropriate as a basis for the opinions expressed below.
             In rendering the opinions expressed below, we have relied, without independent verification, upon the following assumptions:
(i)	The authenticity of all documents submitted to us as originals;

(ii)	the conformity with their respective original documents of all documents submitted to us as copies and the authenticity of the originals of such copied documents;

Qimonda AG, p. 3
(iii)	the genuineness of all signatures on all documents submitted to us;

(iv)	that any natural person signing any agreement, instrument or other document was legally competent at the time of execution; and

(v)	the accuracy as to factual matters of each document we have reviewed, including, without limitation, the statements made by officers of Qimonda in the Applications and in the Certificate.
             On the basis of and in reliance upon the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:
1.	Qimonda is a stock corporation (Aktiengesellschaft) duly registered with the commercial register (Handelsregister) in Munich, Germany, and validly existing under the laws of Germany.

2.	The Shares have been duly authorized by all necessary corporate action and have been validly issued, and are fully paid and non-assessable.
             The foregoing opinions are limited to the laws of Germany and we express no opinion as to the laws of any other jurisdiction.

Qimonda AG, p. 4
             We hereby consent to the filing of this opinion with the Commission as Exhibit 5(i)(B) to the Registration Statement and the use of our name in the Prospectus constituting a part of the Registration Statement and in any prospectus supplements related thereto under the heading “Legal Matters.” In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the Rules. We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Dr. Gabriele Apfelbacher
Dr. Gabriele Apfelbacher, a Partner

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG

Date: September 20, 2007	By:	/s/ Loh Kin Wah Loh Kin Wah Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus Dr. Michael Majerus Chief Financial Officer and Member of the Management Board